EXHIBIT 99.3

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking information with respect to NOVA Chemicals. By its nature, forward-looking information requires us to make assumptions and is subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that our assumptions may not be correct and that actual results may vary from the forward-looking information.

Forward-looking information for the time periods beyond 2009 involves longer-term assumptions and estimates than forward-looking information for 2009 and is consequently subject to greater uncertainty. We caution readers of this Annual Report not to place undue reliance on our forward-looking information as a number of factors could cause actual results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking information. The words “believe,” “expect,” “plan,” “intend,” “estimate” or “anticipate” and similar expressions, as well as future or conditional verbs such as “will,” “should,” “would” and “could” often identify forward-looking information. Specific forward-looking information contained in this Annual Report includes, among others, statements regarding: our expectations and beliefs with respect to the Arrangement with International Petroleum Investment Company, including the timing for completion of the Arrangement; our financing plans and beliefs about our liquidity, our credit facilities and other sources of financing and our expectation that further amendments to our financial covenants will be required; our value creation and belief that we will deliver significant value; our low-cost position and our belief that it can provide earnings leverage throughout the chemical industry cycle; our plans to restructure our Performance Styrenics business; our beliefs about lower Canadian corporate tax rates; our competitive advantages; our ability to compete successfully; our beliefs about expected funding for our pension plans; general economic conditions; our beliefs about and expectations for our Olefins/Polyolefins business unit, including our belief that our Alberta Advantage is sustainable, can lead to enhanced profitability relative to our peers throughout the cycle, and that it will return to historical levels as ethane inventories return to normal levels, our beliefs about future ethane supply in Alberta; our expectation that our polyethylene manufactured using Advanced SCLAIRTECH technology will generate higher, more sustainable margins throughout the chemical industry cycle, our intent to license our Advanced SCLAIRTECH technology, our belief that global demand for polyethylene will continue to grow in almost all economic conditions, our expectation of rapid adoption of polyethylene by emerging economies and how that would improve the supply/demand balance, and our expectation of lower costs in 2009 and beyond through a combination of lower Canadian dollar, fixed cost reductions and a lower Canadian tax rate; our beliefs and expectations concerning the global styrenics industry and our joint venture with INEOS, including our belief that efficiency enhancing actions taken by INEOS NOVA and others in the industry and lower feedstock costs could lead to higher operating rates and improved industry profitability, the joint venture’s target of $135 million in annual synergies expected to be realized by the end of 2009, the expectation that the joint venture will be managed to at least a break even cash flow position in 2009 and beyond, the expectation that INEOS NOVA will reduce costs and working capital during 2009, and our beliefs about INEOS NOVA’s leverage to improvements in industry profitability and how that will impact our earnings; and our beliefs and expectations regarding our Performance Styrenics business unit, including our expectation that we will cut annual fixed costs in this business by 40% by mid-2009 by exiting some product lines and eliminating or consolidating some venture activities, our plans for re-starting our Beaver Valley facility, and our beliefs about our styrenic Performance Polymers and ventures and the advantages they can provide for our customers.

With respect to forward-looking information contained in this Annual Report, we have made material assumptions regarding, among other things: future oil, natural gas, natural gas liquids and benzene prices; our ability to obtain raw materials; our ability to market products successfully to our anticipated customers; the impact of increasing competition; corporate tax rates; capacity additions; global GDP growth; and our ability to obtain financing on acceptable terms. Some of our assumptions are based upon internal estimates and analyses of current market conditions and trends, management plans and strategies, economic conditions and other factors and are necessarily subject to risks and uncertainties inherent in projecting future conditions and results.

Some of the risks that could affect our future results and could cause results to differ materially from those expressed in our forward-looking information include: failure to consummate the arrangement with IPIC; a deterioration in our cash balances or liquidity; our lenders’ willingness to extend maturing credit facilities or provide any consents or waivers; our ability to access capital markets, which could impact our ability to react to changing economic and business conditions; the ongoing world financial crisis and economic downturn that will continue to have a negative impact on NOVA Chemicals’ business, results of operations and financial condition; commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; our ability to implement our business strategy; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand, including customer acceptance of our higher value polyethylene manufactured using Advanced SCLAIRTECH technology and our styrenic Performance Polymers; changes in, or the introduction of new laws and regulations relating to our business, including environmental, competition and employment laws; loss of the services of any of our executive officers; uncertainties associated with the North American, South American, European and Asian economies; terrorist attacks; severe weather and other risks detailed from time to time in our publicly filed disclosure documents and securities commission reports.

Our forward-looking information is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this Annual Report, and except as required by applicable law, we undertake no obligation to update publicly this forward-looking information to reflect new information, subsequent events or otherwise.

2008 FINANCIAL REVIEW TABLE OF CONTENTS

20	Management’s Discussion & Analysis	73	Consolidated Six-Year Review	82	Notes to Consolidated Financial Statements

72	Trademark Information	74	Consolidated Financial Statements

19

MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (MD&A) should be read in conjunction with the information contained in the Consolidated Financial Statements and the notes thereto starting on page 74. This MD&A is based upon financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). These accounting principles are different in some respects from those generally accepted in the United States, and the significant differences are described in Note 21 to the Consolidated Financial Statements. References may be made to several non-GAAP measures throughout this MD&A. These measures are discussed in Supplemental Measures on page 53. This MD&A is the responsibility of management. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit, Finance and Risk Committee comprised exclusively of independent directors. The Audit, Finance and Risk Committee reviews this disclosure and recommends its approval by the Board of Directors. This MD&A was prepared as of Mar. 5, 2009.

All references in this Annual Report, including the MD&A to “NOVA Chemicals,” the “Company,” “we,” “us” and similar terms refer to NOVA Chemicals Corporation alone or together with its consolidated subsidiaries and affiliates, depending on the context in which such terms are used. All amounts are presented in U.S. dollars unless otherwise noted.

NOVA CHEMICALS — A PLASTICS AND CHEMICAL COMPANY

NOVA Chemicals is a plastics and chemical company whose products are used in a wide variety of applications, including food and electronics packaging, industrial materials, appliances and a variety of consumer goods.

The Company operates two business units and holds a 50% interest in a joint venture with INEOS Group Limited (INEOS), called INEOS NOVA.

BUSINESS UNITS

•

Olefins/Polyolefins, the Company’s largest and most profitable unit, manufactures and sells ethylene and polyethylene (PE), including higher value PE produced with Advanced SCLAIRTECH™ Technology as well as chemical and energy co-products.

•

Performance Styrenics manufactures and sells expandable polystyrene (EPS) in North America and higher-value Styrenic Performance Polymers. This business unit also has interests in EPS-based downstream ventures and businesses principally for building and construction applications.

INEOS NOVA

INEOS NOVA is a 50:50 joint venture between NOVA Chemicals and INEOS that manufactures and sells styrene, solid polystyrene (SPS) and EPS. This MD&A includes discussion and analysis of INEOS NOVA’s results of operations and outlook, and the styrenics market due to the Company’s significant interest in INEOS NOVA and its impact on the Company’s financial results.

Management’s Discussion & Analysis	20

KEY DRIVERS OF FINANCIAL PERFORMANCE

NOVA Chemicals’ earnings and cash flow primarily are influenced by the margins earned on the products it manufactures. Margin is the difference between the selling price of products and the direct cost to produce and distribute them. Margins for companies in the plastics and chemical industry are driven by the supply/demand balance and tend to be cyclical.

SUPPLY/DEMAND BALANCE — THE KEY DRIVER OF PROFITABILITY

The supply/demand balance, as measured by industry operating rates, is generally the best indicator of profitability in the plastics and chemical industry. During peak conditions, when operating rates tend to be high, prices and margins generally increase as customers attempt to secure scarce supply to meet their production needs. Conversely, during trough conditions, which tend to occur when operating rates are low, margins generally decrease since there is ample supply to meet customer demand.

PLASTICS AND CHEMICAL INDUSTRY EARNINGS ARE CYCLICAL

By its nature, profitability in the plastics and chemical industry is cyclical. Demand growth is driven by economic growth, which tends to be relatively consistent over time. In contrast, new product supply grows in large increments through the construction of large, complex new plants, which generally require significant capital and lead-time of four to six years to complete.

As industry operating rates increase, prices and producers’ margins tend to increase. Extended periods of profitability encourage new investment in plants to serve growing demand. New supply added in excess of demand growth causes industry operating rates and profitability to decline. Periods of reduced profitability deter investment in new plants and force high-cost, unprofitable producers to rationalize capacity. Continued demand growth and lack of new investment lead to tightening capacity utilization and a return to increased profitability. This alternating pattern of supply surplus and shortage creates the earnings cycles that are typical in commodity industries.

PRICE, VOLUME AND COST INFLUENCE PROFITABILITY

Price is driven by feedstock costs

Pricing for NOVA Chemicals’ polymer and chemical products is based on the amount its customers are willing to pay for its products compared to similar available or competing products. Prices can rapidly change as a result of feedstock costs and fluctuations in the supply/demand balance. While feedstock costs heavily influence the price of NOVA Chemicals’ products, margins drive profitability.

Volume is driven by economic growth

Sales volumes for plastics and chemical products are most heavily influenced by economic growth, a key driver of demand. Sales volumes also may be influenced by short-term changes in customer buying patterns which primarily are driven by expectations of price volatility. Anticipation of higher prices or limited product availability can motivate customers to purchase beyond short-term needs and build inventories. Conversely, expectations of lower prices can motivate customers to delay purchases and consume inventories. These short-term buying patterns can create quarterly earnings volatility for plastics and chemical producers and are not necessarily representative of longer-term profitability.

Costs — feedstock cost advantage is critical to sustained profitability

Feedstock costs are the single largest component of NOVA Chemicals’ costs and account for 70-80% of the total cost of its products. NOVA Chemicals’ primary feedstocks include ethane, crude oil, propane, butane, condensates and styrene, while INEOS NOVA’s primary feedstocks are benzene and ethylene. Feedstock costs heavily influence the price of NOVA Chemicals’ products, and in recent years, feedstock cost volatility has led to rapid changes in product prices. Since feedstock costs represent the most significant portion of total production costs, a feedstock cost advantage, like NOVA Chemicals’ Alberta Advantage, can lead to enhanced profitability relative to industry peers and is the key to profitability throughout the cycle.

The remaining 20-30% of total cost of the Company’s products consists of variable conversion costs and fixed costs such as: plant operating and distribution costs; selling, general and administrative costs (SG&A); and research and development costs (R&D). SG&A costs represent all direct and most indirect expenses incurred in directing and managing the Company. R&D costs relate to technical activities that support the development and commercialization of new products, technologies and applications.

21	Management’s Discussion & Analysis

NOVA CHEMICALS’ EARNINGS SENSITIVITIES

The following table illustrates how changes in various factors could affect NOVA Chemicals’ profitability, assuming all other factors are held constant. Changes in the opposite direction would have the opposite effect.

	(billions of pounds)		(millions of U.S. dollars)
(as of January 1 , 2009)	ANNUAL PRODUCTION CAPACITY(1)	ANNUAL BEFORE-TAX INCOME INCREASE	ANNUAL AFTER-TAX INCOME INCREASE(2)	EARNINGS PER SHARE INCREASE(3)
Increase of U.S. 1¢ per pound in profit margin
Ethylene(4)	5.4	$54	$38	$0.46
PE	3.6	36	25	0.30
Styrene(5)	1.9	19	19	0.23
SPS(5)	1.9	19	19	0.23
EPS(6)	0.3	3	3	0.04
Decrease in natural gas cost by U.S. 10¢ per mmBTU(7)	—	10	7	0.08
Decrease in benzene cost by U.S. 1¢ per gallon(5)	—	2	2	0.03
Decrease in Canadian dollar of 1¢ vs. U.S. dollar(8)	—	14	10	0.12

(1)	Estimate based on current production capacity assuming 100% utilization.

(2)	Assumes 30% corporate tax rate, except for styrene, SPS and EPS which are not subject to taxes due to use of net operating loss carry forwards. See Note 15 on page 109.

(3)	Based on 83.1 million shares.

(4)	Excludes 1.2 billion pounds ethylene capacity that is subject to toll and margin-sharing agreements.

(5)	NOVA Chemicals’ 50% share of INEOS NOVA’s production.

(6)	NOVA Chemicals’ North American EPS production.

(7)	Natural gas cost includes gas purchased for ethane extraction and gas consumed as fuel at production sites.

(8)	Sensitivity estimate based on expected Canadian dollar denominated fixed costs and accrued payables and receivables. See Note 20 on page 120.

SENIOR DEBT RATINGS AS OF MAR. 5, 2009(1)

Senior Unsecured Debt
Dominion Bond Rating Service Limited	B High
Fitch Ratings Ltd.	B- (watch positive)
Moody’s Investor Service	B2 (watch positive)
Standard & Poor’s	CCC+ (watch positive)

(1)	Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not have sufficient funds available to meet its liabilities. NOVA Chemicals seeks to maintain liquidity within a targeted range in the form of cash and cash equivalents and undrawn revolving credit facilities to position the Company to make scheduled cash payments, pay down debt, ensure ready access to capital, and assist in the solvency and financial flexibility of Company operations. Adjustments to the liquidity reserve are made upon changes to economic conditions, anticipated future debt maturities, underlying risks inherent in Company operations and capital requirements to maintain and grow operations. Liquidity totaled $573 million at Dec. 31, 2008 and $552 million at Dec. 31, 2007.

Repayment of amounts due within one year may be funded by cash flows from operations, cash on-hand, undrawn revolving credit facilities, accounts receivable securitization programs and internal actions taken to reduce costs and conserve cash. Capital markets transactions may also be used in managing the balance between maturing obligations and available liquidity. Please refer to page 49 and Note 23 in the Notes to Consolidated Financial Statements for events that occurred subsequent to year-end which affected liquidity. The Company’s future liquidity is dependent on these actions and many other factors such as cash generated from ongoing operations, internal actions taken to reduce costs and conserve cash and other potential sources of financing.

Refer to pages 64-67 for a discussion of primary risk factors.

Management’s Discussion & Analysis	22

INTERNATIONAL PETROLEUM INVESTMENT COMPANY (IPIC)

On Feb. 23, 2009, the Company entered into an arrangement agreement (the Arrangement Agreement) with IPIC providing for the acquisition by IPIC of all of NOVA Chemicals’ outstanding common shares for cash consideration of U.S. $6.00 per share (Canadian $7.52 per share based on an exchange rate of 1.2541), subject to the satisfaction or waiver of certain conditions discussed below. The acquisition would be implemented by way of court-approved plan of arrangement under the Canada Business Corporations Act (the Arrangement). The actual Canadian equivalent cash consideration per share will vary based on the exchange rate.

The total value of the Arrangement, including assumption of NOVA Chemicals’ net debt obligations, is approximately U.S. $2.3 billion.

In connection with the Arrangement, IPIC provided a $250 million unsecured backstop credit facility (the Backstop Facility) to NOVA Chemicals. The Backstop Facility may only be used as a single draw to assist the Corporation in repaying the $250 million, 7.4% notes due on Apr. 1, 2009. The maximum amount that can be drawn on the Backstop Facility is limited to $250 million less NOVA Chemicals liquidity above $175 million on Apr. 1, 2009. The amount drawn and all related interest and fees will be payable upon expiration of the facility on June 30, 2010. The Backstop Facility is governed by the same quarterly financial covenants as the $33 million and $350 million revolving credit facilities, the total return swap, the new $150 million financing and NOVA Chemicals’ Accounts Receivable Securitization programs each of which is discussed under the heading Liquidity and Capital Resources. NOVA Chemicals anticipates that further amendments to its debt covenants for all these facilities will be required with an effective date no later than June 30, 2009, as discussed in Credit Facilities starting on page 49.

The Arrangement will be subject to court and regulatory approval and other conditions, including the approval by holders of at least 66 2/3% of the shares represented in person or by proxy at a special meeting of NOVA Chemicals’ shareholders to be held on Apr. 14, 2009. The completion of the Arrangement would be expected to occur upon receipt of all final regulatory approvals.

The Arrangement is not subject to any financing condition. The Arrangement Agreement provides for a termination fee of $15 million payable by NOVA Chemicals to IPIC in certain circumstances, including where NOVA Chemicals’ Board of Directors changes its support for the Arrangement or NOVA Chemicals terminates the Arrangement Agreement to enter into a transaction agreement with a third party. In certain circumstances where the Arrangement Agreement is terminated, including under any circumstances where NOVA Chemicals’ shareholders do not approve the Arrangement, the Company may be required to reimburse up to a maximum of $3 million of IPIC’s expenses incurred in connection with the Arrangement Agreement. In addition, if the Arrangement Agreement is terminated under certain circumstances, including where NOVA Chemicals’ Board of Directors changes its support for the Arrangement or NOVA Chemicals terminates the Arrangement Agreement to enter into a transaction agreement with a third party, then the Backstop Facility would be terminated and any amounts outstanding thereunder would need to be repaid, including any unpaid interest. In addition, under the Backstop Facility the Company would need to pay an additional termination fee under such circumstances equal to (i) $5 million dollars or (ii) if any amounts are outstanding under the Backstop Facility 2.5% of such amount. NOVA Chemicals has also agreed to pay an upfront fee equal to $7.5 million and a commitment fee of up to approximately $254,000 with respect to the Backstop Facility. The upfront fee and the commitment fee are payable upon the maturity date or other termination of the Backstop Facility.

23	Management’s Discussion & Analysis

2008 FINANCIAL OVERVIEW

NOVA CHEMICALS’ HIGHLIGHTS

(millions of U.S. dollars, except per share amounts and where noted)	2008	2007(1)	2006(1)
Total assets	$4,034	$4,856	$4,100
Total long-term liabilities	$1,957	$2,315	$2,350
Revenue	$7,366	$6,732	$6,519
Adjusted EBITDA(2)
Olefins/Polyolefins
Joffre Olefins	$686	$588	$587
Corunna Olefins	(179)	209	93
Polyethylene	33	196	141
Eliminations	36	(18)	(4)

Total Olefins/Polyolefins	576	975	817
Performance Styrenics	(45)	(5)	(17)
INEOS NOVA Joint Venture(3)	(78)	17	(43)
Corporate	(12)	(123)	(133)

Adjusted EBITDA(2)	$441	$864	$624

Operating income (loss)(2)	$44	$553	(680)

Net (loss) income	$(48)	$347	$(703)

Net (loss) income per common share
Basic	$(0.57)	$4.19	$(8.52)
Diluted	$(0.57)	$4.16	$(8.52)

Adjusted net income(2)	$46	$324	$125

Adjusted net income per common share – diluted	$0.55	$3.88	$1.52

Dividends per share (in Canadian dollars)	$0.40	$0.40	$0.40

Weighted-average common shares outstanding (millions)
Basic	83	83	83
Diluted	83	84	83

(1)	Certain prior year information has been restated to conform with current year’s presentation.

(2)	See Supplemental Measures on page 53.

(3)	As of Oct. 1, 2007, the results reflect NOVA Chemicals’ 50% share in INEOS NOVA. Prior to that period, results reflected NOVA Chemicals’ North American styrene and SPS business and 50% of the Company’s interest in the European styrenics joint venture.

CHANGES IN NOVA CHEMICALS’ NET INCOME (LOSS)

(millions of U.S. dollars)	2008 vs.2007	2007 vs.2006
(Lower) higher operating margin(1)	$(621)	$278
(Higher) lower research and development	(2)	1
(Higher) lower selling, general and administrative	(25)	2
Foreign exchange gains	117	—
Lower restructuring charges	49	899
(Higher) lower depreciation and amortization	(27)	53
Lower (higher) interest expense	19	(7)
(Lower) higher gains and losses	(22)	19
Lower (higher) income tax expense	117	(195)

(Decrease) increase in net income	$(395)	$1,050

(1)	Operating margin equals Revenue less Feedstock and operating costs (includes impact of realized and unrealized gains and losses on mark-to-market feedstock derivatives).

Management’s Discussion & Analysis	24

CONSOLIDATED FINANCIAL RESULTS OF OPERATIONS

2008 VERSUS 2007

Net Loss was $48 million, or $0.57 per share loss in 2008, compared to net income of $347 million, or $4.16 per share diluted in 2007. Net income was lower in 2008 primarily due to lower margins resulting from the effects of the dramatic drop in energy and petrochemical prices in the fourth quarter of 2008. Sharp selling price declines led to lower sales volumes in the fourth quarter, and the precipitous drop in the cost of feedstocks resulted in a negative inventory flow-through impact and year-end inventory write-down totaling $384 million after-tax. This was partially offset by a change in functional currency that resulted in a gain of $142 million after-tax, due to the sharp drop in the Canadian dollar in the fourth quarter.

Revenue was $7,366 million in 2008, up from $6,732 million in 2007. Average selling prices for products in all business segments were higher in 2008 than in 2007, despite the declines in the fourth quarter. In addition, polyethylene sales volumes were 2% higher in 2008 despite a sharp decline in October and November.

Feedstock and Operating Costs were $6,852 million in 2008, up from $5,597 million in 2007. Feedstock, utility and fuel costs increased in 2008 as average crude oil, benzene and natural gas prices rose significantly during the first three quarters of 2008. NOVA Chemicals’ feedstock costs increased less than those for the industry in general due to the high average value of the Alberta Advantage.

Depreciation and Amortization expense was $273 million in 2008, up from $246 million in 2007. Depreciation expense was $27 million higher in 2008 as compared to 2007 due to additional depreciation recorded in the INEOS NOVA joint venture, increased amortization of other joint venture start-up costs and $6 million of additional depreciation expense in connection with the Company’s change in functional currency.

Selling, General and Administrative expenses were $225 million in 2008, up from $200 million in 2007, primarily due to increased stock-based compensation expenses related to NOVA Chemicals’ forward transactions which were ineffective in the last half of 2008 and increased professional and consulting fees.

Research and Development expenses were $52 million in 2008, up slightly from $50 million in 2007.

Restructuring Charges were $37 million before-tax ($33 million after-tax) in 2008, down from $86 million before-tax ($55 million after-tax) in 2007. In 2007, restructuring costs were higher due to actions linked to the formation of the INEOS NOVA joint venture and Sterling Chemicals’ permanent shut down of its styrene monomer plant at Texas City, TX. (See Note 13 on page 107 for details.)

Interest Expense (Net) was $156 million in 2008, down from $175 million in 2007. Interest expense declined in 2008 due to lower interest rates and a reduction in debt.

Other Losses were $2 million before-tax ($1 million after-tax) in 2008, compared to other gains of $20 million before-tax ($14 million after-tax) in 2007. In 2007, NOVA Chemicals recorded a gain as a result of the sale of the previously shut-down Chesapeake, Virginia, facility and other incidental land.

Income Tax Expense (Recovery) was a $66 million recovery in 2008, compared to a $51 million expense in 2007 primarily due to lower taxable income.

25	Management’s Discussion & Analysis

2007 VERSUS 2006

Net Income was $347 million, or $4.16 per share diluted in 2007, compared to net loss of $703 million, or $8.52 per share loss in 2006. The Company’s 2006 results were negatively impacted by restructuring charges totaling $861 million after-tax (see Note 13). In addition to lower restructuring charges in 2007, margins improved for ethylene and PE as industry price increases, driven by high industry feedstock costs, outpaced changes in the Company’s Alberta-based feedstock costs.

Revenue was $6,732 million in 2007, up from $6,519 million in 2006. Average prices for all of the Company’s products increased in 2007, particularly in the second half of the year. In addition, PE sales volume set a new record due to strong demand in North American and global markets.

Feedstock and Operating Costs were $5,597 million in 2007, down from $5,662 million in 2006. Despite higher crude oil and benzene prices, the Company’s total feedstock costs declined in 2007, due primarily to lower feedstock purchases by INEOS NOVA. While industry feedstock costs increased significantly, the Company’s feedstock costs increased less in comparison due largely to its advantaged Alberta-based feedstock.

Depreciation and Amortization expense was $246 million in 2007, down from $299 million in 2006. Expenses were lower in 2007 due to NOVA Chemicals’ styrene and SPS asset write-down that occurred at the end of 2006. The impact of this reduction was partially offset by higher depreciation expense resulting from a stronger Canadian dollar.

Selling, General and Administrative expenses were $200 million in 2007, down slightly from $202 million in 2006. Costs were lower in 2007 as realized savings from cost-reduction efforts offset the increase in stock-based compensation expense (net of the forward transactions) and profit sharing.

Research and Development expenses were $50 million in 2007, down slightly from $51 million in 2006.

Restructuring Charges were $86 million before-tax ($55 million after-tax) in 2007, down from $985 million before-tax ($861 million after-tax) in 2006. NOVA Chemicals has undertaken a series of restructuring actions, both alone and with its partner INEOS, to improve the cost structure of its styrenics business (see Note 13 on page 107 for details).

Interest Expense (Net) was $175 million in 2007, up from $168 million in 2006. The increase in interest expense is due to higher accounts receivable securitization balances, increased draws on the revolving credit facilities and higher interest rates during 2007 compared to 2006.

Other Gains were $20 million before-tax ($14 million after-tax) in 2007, up from $1 million before-tax in 2006. In 2007, NOVA Chemicals sold the previously shut-down Chesapeake, Virginia, facility and other incidental land.

Income Tax Expense (Recovery) was a $51 million expense in 2007, compared to a $144 million recovery in 2006. The year-over-year change was due to strong earnings in Canada in 2007, which lead to higher tax expense and the tax recovery related to the large write-down of the styrene and polystyrene assets in 2006 (see page 109 for details).

Management’s Discussion & Analysis	26

OLEFINS/POLYOLEFINS BUSINESS UNIT

The Olefins/Polyolefins business unit produces and sells ethylene, PE and co-products from its two manufacturing centers located in Alberta and Ontario, Canada. The business is built on its feedstock cost advantage in Alberta, world-scale and energy-efficient manufacturing facilities and proprietary technology such as Advanced SCLAIRTECH and gas-phase PE process technology as well as PE catalyst technology.

The Olefins/Polyolefins business unit contains three reporting segments:

(1)	Joffre Olefins, which produces and sells ethylene and co-products and includes the Joffre, Alberta, site’s three ethylene crackers.

(2)	Corunna Olefins, which produces and sells ethylene and co-products and includes the Corunna, Ontario, ethylene flexi-cracker.

(3)	Polyethylene, which produces and sells PE and includes both the Alberta and Ontario based PE assets. In addition, the PE segment licenses its proprietary process technology and catalysts.

FIG. 2     OLEFINS/POLYOLEFINS BUSINESS UNIT SNAPSHOT

REPORTING SEGMENT	PRIMARY PRODUCTS	CAPACITY	MANUFACTURING SITES	PRIMARY FEEDSTOCK
Joffre Olefins	Ethylene Co-Products	4.8 Blbs 0.8 Blbs	Joffre, Alberta	Ethane

Corunna Olefins	Ethylene Co-Products	1.8 Blbs 4.7 Blbs	Corunna, Ontario	Crude oil Condensate Propane and butane

Polyethylene	Linear-low density PE Advanced Sclairtech Technology (AST) based PE Low-density PE High-density PE	3.6 Blbs	Joffre, Alberta Mooretown, Ontario St. Clair River, Ontario	Ethylene (Internally supplied)

27	Management’s Discussion & Analysis

MARKET OVERVIEW

ETHYLENE is the most widely produced petrochemical in the world and is the primary feedstock used in the production of PE. It is a key building block for a variety of polymers and other chemicals used to manufacture products such as packaging, containers, films and construction products. Ethylene is primarily transported via pipeline and is regionally traded. Ethylene margins typically reach peak conditions when operating rates are at or above 90% of nameplate capacity.

POLYETHYLENE is used to produce everyday, consumer staple oriented items such as food packaging, packaging for personal care items, toys and bottles, and is the most widely used plastic material in the world. Industrial applications include storage drums, industrial wrap, retail packaging and building products. PE resin is globally traded in established merchant markets. PE margins typically reach peak conditions when operating rates exceed 90% of nameplate capacity.

CO-PRODUCTS are produced in the ethylene manufacturing process and can be grouped into two categories: chemical co-products and energy co-products. Chemical co-products include propylene, benzene and butadiene — building blocks that are used to make items such as tires, carpet and clothing fibers, and household goods. Energy co-products include gasoline blending components and fuel oil. The profitability of co-products depends on energy prices and the supply/demand balance for each co-product. The choice of ethylene feedstock mix determines the type and volume of co-products manufactured.

BUSINESS OVERVIEW

NOVA Chemicals’ largest-volume product is ethylene, which is the key feedstock for the production of PE. The Company produces ethylene and co-products at its Joffre, Alberta, and Corunna, Ontario, manufacturing facilities.

JOFFRE OLEFINS produces and sells ethylene and co-products and includes three world-scale ethylene crackers in Joffre, Alberta, where NOVA Chemicals operates the largest and one of the lowest cost ethylene and PE facilities in the world. NOVA Chemicals’ share of production capacity from the Joffre crackers, which excludes Dow Chemical Company’s 50% interest in the Ethylene 3 (E3) cracker, is 4.8 billion pounds per year and represents approximately 75% of the Company’s total nameplate ethylene production capacity. Approximately half of NOVA Chemicals’ production capacity at Joffre supports internal PE production, while the remainder is sold to third parties. The Joffre crackers have the capacity to produce approximately 830 million pounds per year of ethylene co-products such as hydrogen, propylene and other hydrocarbons.

The primary feedstock of the Joffre ethylene crackers is ethane, which is extracted from natural gas by third-party straddle plant operators and delivered to the Joffre site via pipeline (Figure 3). The majority of ethane used at the Joffre site is extracted and delivered under medium- to long-term contracts. The Company can also directly purchase ethane and has the flexibility to use propane to meet a portion of its feedstock requirements when the economics are favorable.

ALBERTA ADVANTAGE — ETHYLENE PRODUCTION COST ADVANTAGE

The Joffre site enjoys an ethylene production cost advantage over similar U.S. Gulf Coast (USGC) ethylene plants, known as the “Alberta Advantage.” This advantage is due to:

•

Structurally lower ethane costs — Given the dynamics of the Alberta ethane markets, NOVA Chemicals acquires ethane at cost by purchasing natural gas to replace the energy content of the ethane removed from the gas stream plus paying a fee for extraction and delivery. Therefore, its feedstock costs are directly linked to the natural gas price in Alberta. In comparison, the USGC market has many buyers of ethane that, as a result, pay a market price for ethane, which can sell at a substantial premium to the underlying natural gas value. In addition, Alberta’s historically lower cost of natural gas, due to structural transportation differentials, and more efficient ethane extraction plant infrastructure compared to the USGC also contributes to the Company’s feedstock cost advantage.

•

Lower ethane-to-ethylene conversion costs — The scale and efficiency of NOVA Chemicals’ newer, larger ethylene crackers enable the Company to convert feedstocks to ethylene at a lower cost than its USGC peers.

Management’s Discussion & Analysis	28

The only major use for ethane is as a feedstock for production of ethylene. As a result, USGC ethane prices generally follow the prices of other ethylene feedstocks such as propane and naphtha, which typically track crude oil prices. Ethane prices are also influenced by supply and demand dynamics. During periods of high energy prices and strong USGC ethane consumption, such as during the first nine months of 2008, the Alberta Advantage has been as high as 35¢ per pound. In the last three months of 2008, the Alberta Advantage averaged only 2¢ per pound due to lower energy prices, reduced demand for USGC ethane and an inventory build as a result of the industry outages caused by Hurricanes Ike and Gustav.

While the Alberta Advantage will continue to fluctuate from year to year, NOVA Chemicals expects the structural advantages associated with the lower cost of ethane feedstock in Alberta and the efficiency gained from its large-scale Joffre facility are sustainable. The combination of these factors has historically yielded an average cash-cost advantage of 8¢ per pound of ethylene versus a typical USGC natural gas liquids (NGL)-based ethylene cracker.

Future Ethane Feedstock Supply

NOVA Chemicals is evaluating opportunities to expand the supply of advantaged ethane feedstock in Alberta.

NOVA Chemicals is working with Williams to evaluate processing current and future off-gas streams from the Alberta oil sands to extract ethane for use in the Company’s Joffre, Alberta, facility. Under the terms of the agreement, Williams would modify the existing oil sands off-gas liquids fractionation facility near Redwater, Alberta, to enable production of up to 20,000 barrels per day of ethane and ethylene. Development of this project is progressing and could begin operations as early as 2012. NOVA Chemicals is reviewing this project with IPIC pending the closing of the Arrangement.

NOVA Chemicals signed a letter of intent with Aux Sable Canada Ltd. (Aux Sable) to develop an ethane extraction plant in Fort Saskatchewan, Alberta, that would process natural gas from the Alliance Pipeline. Due to commercial challenges, that project is not proceeding at this time. NOVA Chemicals and Aux Sable each continue to be interested in viable ethane extraction opportunities from the Alliance Pipeline.

The Alberta government continues to be very supportive of ethane capture and upgrading as part of its value-added strategy.

29	Management’s Discussion & Analysis

CORUNNA OLEFINS produces and sells ethylene and co-products that result from the manufacture of ethylene and processing of crude oil and other feedstocks. The Corunna ethylene flexi-cracker has annual production capacity of 1.8 billion pounds of ethylene and 4.7 billion pounds of co-products, depending on the feedstock used. Most of Corunna’s ethylene production is consumed by NOVA Chemicals’ PE plants and INEOS NOVA’s styrene monomer plant in Sarnia, Ontario, while the majority of its co-products are sold to third parties.

Corunna Flexi-cracker Competitiveness

The Corunna facility has three key factors that drive its competitiveness relative to similar USGC flexi-crackers:

(1) Access to a diverse range of feedstock types from various geographies

(2) Flexibility to process a wide range of feedstock types

(3) Access to end-use markets

The facility’s location in Sarnia, Ontario, gives it access to a large variety of feedstocks from both local and global sources. The Corunna facility can access NGL’s such as propane and butane from local producers, Western Canada or the United States. The Corunna facility can also access crude oil and condensates from North America and overseas via marine transportation and pipelines.

Corunna’s manufacturing assets have the flexibility to process a large range of feedstocks and produce diverse chemical and energy co-products. NOVA Chemicals is able to quickly adjust Corunna’s feedstock slate between crude oil, crude oil derivatives and NGLs to maximize margins as market conditions fluctuate. Corunna’s crude oil processing unit allows NOVA Chemicals to purchase crude oil and produce its own naphtha when it is economically favorable to do so — while most producers must purchase naphtha at market prices.

Corunna’s location in the heart of major consuming markets in both the U.S. and Canada reduces freight costs and delivery times to customers.

The POLYETHYLENE segment produces and sells linear low-density polyethylene (LLDPE), low-density polyethylene (LDPE) and high-density polyethylene (HDPE).

NOVA Chemicals has approximately 3.6 billion pounds of annual PE production capacity from its two units in Joffre, Alberta, and its Mooretown and St. Clair River sites in Ontario. NOVA Chemicals is implementing a series of low-cost capacity expansions at its Joffre PE assets. In 2008, the Company expanded the annual production capacity of its AST PE asset at Joffre (PE 2) by 50 million pounds to a total of 950 million pounds. The Company plans to complete the expansion of its gas-phase PE asset at Joffre (PE 1) to a total of 1.5 billion pounds by the end of 2009. The Company also plans to continue a series of modernization and expansion projects at its Ontario based PE assets. The Company believes that these projects could be completed by 2011 and could add up to 250 million pounds of annual production capacity as well as upgrade the product slate, improve reliability and reduce production costs. NOVA Chemicals is reviewing all of these projects with IPIC pending the closing of the Arrangement.

Advanced SCLAIRTECH technology enables production of differentiated PE

One of the Joffre PE plants (PE 2) utilizes Advanced SCLAIRTECH technology to manufacture and sell higher value SURPASS® and SCLAIR® PE resins. SURPASS resins deliver a unique combination of properties not found in traditional PE resins and are used in film applications, such as food packaging; injection molding applications, such as ice cream containers and packaging lids; and rotational molding applications, such as dumpsters and industrial storage containers. SCLAIR resins are used in a variety of flexible packaging applications.

NOVA Chemicals is one of only three PE companies worldwide with independent, patented process and single-site catalyst technologies which enable the Company to produce differentiated higher-value PE resins on a commercial scale. Made with

Management’s Discussion & Analysis	30

patented Advanced SCLAIRTECH technology and proprietary single-site catalysts, NOVA Chemicals’ octene co-polymer resins deliver enhanced value to customers because of their performance attributes and processing benefits. Therefore, they are expected to generate higher, more sustainable margins throughout the chemical industry cycle.

PE exports — logistical advantage

NOVA Chemicals’ PE is primarily sold into North American markets. The Company has also historically sold up to 20% of its total sales volume to China, other Asian countries and Europe. NOVA Chemicals owns part of a packaging joint venture located in Tianjin, China. The Company ships bulk PE resin out of the Port of Vancouver to Tianjin where it is bagged for distribution to customers in China. The combination of efficient packaging operations and favorable bulk shipping rates from Vancouver allow the Company to enjoy a logistics advantage exporting to China compared to its USGC peers.

PE Technology Licensing — capturing value from proprietary technology

NOVA Chemicals licenses its proprietary SCLAIRTECHTM technology and NOVACAT® family of catalysts. The Company’s SCLAIRTECH technology is licensed for use in 11 plants around the world. In India, NOVA Chemicals’ SCLAIRTECH technology is now used in nearly 40% of the country’s total PE production.

Since Joffre’s PE2 plant is fully commercialized, NOVA Chemicals intends to license Advanced SCLAIRTECH technology in the future.

NOVACAT catalysts are a series of advanced Ziegler-Natta catalysts designed specifically for gas-phase PE reactors that can produce butene and hexene LLDPE with improved performance characteristics and manufacturing economics.

OUTLOOK FOR OLEFINS/POLYOLEFINS BUSINESS UNIT

NOVA Chemicals believes that there are several factors that support the long-term earnings potential of its Olefins/Polyolefins business unit:

1. ALBERTA ADVANTAGE — COST ADVANTAGED PRODUCTION

NOVA Chemicals’ believes that its structural feedstock and production cost advantage associated with the lower cost of ethane feedstock in Alberta and the efficiency gained from its large-scale Joffre facility are sustainable, despite short-term fluctuations. In the last three months of 2008, the Alberta Advantage compressed due to lower energy prices, reduced demand for USGC ethane, and an inventory build as a result of the industry outages caused by Hurricanes Ike and Gustav. The Company expects that as USGC ethane inventories return to more normal levels, the Alberta Advantage will also return to its historical range.

The Alberta Advantage positions NOVA Chemicals for solid EBITDA and cash flow from its Joffre assets over the long-term.

2. ACCESS TO EXPANDING GLOBAL MARKETS

NOVA Chemicals believes that global demand for PE will continue to grow in almost all economic conditions due to the value it brings to every day non-durable goods such as food packaging (Figure 5). While the developed economies of the world have already incorporated PE into their lives, there is a tremendous growth opportunity in the developing economies of the world. One billion people in developed economies consume 80 pounds of PE per person annually while the majority of the world — 5.7 billion people in emerging regions — is consuming only 14 pounds of PE per person annually (Figure 6). NOVA Chemicals expects that the rapid adoption of PE by these economies will boost global demand growth and improve the supply and demand balance even in the current global economic environment — potentially leading to better margins for producers, including NOVA Chemicals.

31	Management’s Discussion & Analysis

3. LOWER COSTS AND TAXES

NOVA Chemicals expects lower costs in 2009 and beyond through the combination of a lower Canadian dollar, fixed costs reductions and a lower Canadian tax rate.

The majority of fixed costs in the Olefins/Polyolefins business are denominated in Canadian dollars. If the sharp reduction in the Canadian dollar relative to the U.S. dollar that occurred toward the end of 2008 continues into 2009, that would yield significantly lower fixed cash costs from our operations. If the Canadian dollar averaged 82 cents U.S. in 2009, compared to the 96 cents U.S. average in 2008, NOVA Chemicals results would improve by more than $85 million pre-tax relative to 2008.

In addition, Canadian corporate income tax rates are scheduled to decline from 30.5% in 2008 to 26% in 2012 due to a series of rate reductions announced by the Canadian federal government in 2007 as shown in Figure 7. Since the Olefins/ Polyolefins business results are predominantly taxed at the Canadian federal rate, lower Canadian corporate tax rates will translate Olefins/Polyolefins results into higher earnings for NOVA Chemicals.

Management’s Discussion & Analysis	32

OLEFINS/POLYOLEFINS FINANCIAL HIGHLIGHTS

(millions of U.S. dollars, except as noted)	2008	2007	2006
REVENUE
Joffre Olefins(1)	$2,159	$1,803	$1,744
Corunna Olefins(1)	2,537	2,075	1,997
Polyethylene(1)	2,383	2,022	1,922
Eliminations	(1,778)	(1,367)	(1,382)

	$5,301	$4,533	$4,281

ADJUSTED EBITDA(2)
Joffre Olefins	$686	$588	$587
Corunna Olefins	(179)	209	93
Polyethylene	33	196	141
Eliminations(3)	36	(18)	(4)

	$576	$975	$817

OPERATING INCOME (LOSS)(2)
Joffre Olefins	$621	$531	$537
Corunna Olefins	(251)	144	36
Polyethylene	(43)	127	75
Eliminations(3)	36	(18)	(4)

	$363	$784	$644

POLYETHYLENE SALES VOLUMES (MILLIONS OF POUNDS)
Advanced SCLAIRTECH resins(4)	884	885	854
All other polyethylene resins	2,548	2,490	2,385

	3,432	3,375	3,239

(1)	Before inter-segment eliminations between the business units.

(2)	See Supplemental Measures on page 53.

(3)	Represents inter-segment profit eliminations.

(4)	PE resins produced using Advanced SCLAIRTECH technology at the Joffre site, including SCLAIR and SURPASS resins.

OLEFINS/POLYOLEFINS AVERAGE BENCHMARK PRICES
	2008				Annual
(U.S. dollars per pound, except where noted)	Q1	Q2	Q3	Q4	2008	2007	2006
Benchmark Principal Product Prices:(1)
Ethylene(2)	$0.61	$0.66	$0.68	$0.39	$0.59	$0.49	$0.48
PE — linear low-density butene liner(3)	$0.78	$0.85	$0.91	$0.61	$0.79	$0.65	$0.65
PE — weighted-average benchmark(4)	$0.83	$0.89	$0.97	$0.51	$0.81	$0.68	$0.67
Benchmark Raw Material Prices:(1)
AECO natural gas (dollars per mmBTU)(5)	$7.87	$10.11	$7.47	$5.51	$7.74	$5.99	$5.75
NYMEX natural gas (dollars per mmBTU)(6)	$8.09	$10.80	$10.09	$6.82	$8.95	$6.92	$7.26
WTI crude oil (dollars per barrel)(7)	$97.92	$123.98	$117.98	$58.73	$99.65	$72.34	$66.21

(1)	Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other chemical company.

(2)	Source: Chemical Market Associates, Inc. (CMAI) — USGC Net Transaction Price.

(3)	Source: Townsend Polymer Services Information (TPSI).

(4)	Prices weighted according to NOVA Chemicals’ sales volume mix in North America. Source for benchmark prices: TPSI.

(5)	Source: Canadian Gas Price Reporter, weighted-average daily spot gas prices, values in millions of British Thermal Units (mmBTU).

(6)	Source: NYMEX Henry Hub 3-Day Average Close, values in mmBTU.

(7)	Source: NYMEX WTI daily spot-settled price average for calendar month.

33	Management’s Discussion & Analysis

DISCUSSION OF FINANCIAL RESULTS

In 2008, business results weakened from the record level of 2007 primarily due to a poor fourth quarter. The Olefins/ Polyolefins business was on a pace to set a new record through the first nine months of 2008, based on an expanded Alberta Advantage and strong polyethylene sales volumes. The unprecedented drop in energy and petrochemical pricing, in combination with the deepening recession in the economy, led to a poor fourth quarter and generally weaker results for the year for the total business, despite the Joffre Olefins segment setting a record with adjusted EBITDA of $686 million.

JOFFRE OLEFINS, 2008 VERSUS 2007

Revenue was $2,159 million in 2008, up from $1,803 million in 2007 due to higher selling prices which more than offset higher feedstock costs and lower sales volume. Selling prices were 29% higher in 2008 as sharply higher feedstock costs in the first nine months of the year led to price increases by producers. Total sales volume of ethylene and co-products was 7% lower in 2008 primarily due to a sharp reduction in ethylene demand in the fourth quarter.

Feedstock and Operating Costs were $1,454 million in 2008, up from $1,205 million in 2007. Costs increased in 2008 due to Alberta natural gas prices which were 31% higher in 2008. Weaker consumption of feedstocks partially offset the impact of higher natural gas costs.

In 2008, the Alberta Advantage averaged 17¢ per pound, tying the annual record set in 2007.

Adjusted EBITDA was a record $686 million in 2008, up from $588 million in 2007, the previous record high. Margins in 2008 expanded as price increases outpaced higher feedstock and operating costs.

JOFFRE OLEFINS, 2007 VERSUS 2006

Revenue was $1,803 million in 2007, up from $1,744 million in 2006. Total ethylene sales were 2% higher in 2007 compared to 2006 due to stronger merchant ethylene demand and higher internal consumption of ethylene for Joffre PE production. In addition, average selling prices for ethylene and co-products, which were 2% higher in 2007.

Feedstocks and Operating Costs were $1,205 million in 2007, up from $1,143 million in 2006. Costs increased in 2007 due to higher Alberta natural gas prices, which were 3% higher in 2007, and stronger consumption of feedstocks to support higher ethylene sales. In addition, costs were negatively impacted by the appreciation of the Canadian dollar in 2007.

In 2007, NOVA Chemicals realized an average cash-cost advantage of 17¢ per pound of ethylene versus its USGC peers, the highest in Company history. The Alberta Advantage increased from 11¢ per pound in 2006, as strong demand for ethane on the USGC, coupled with high crude oil prices, pushed USGC ethane prices to record levels. Alberta ethane costs, which closely track natural gas prices, remained stable for most of the year.

Adjusted EBITDA was $588 million in 2007 (a record at the time), up slightly from $587 million in 2006. Margins in 2007 remained at a similar high level to 2006 as stronger revenue offset the impact of higher feedstock costs and a stronger Canadian dollar. The expansion of the Alberta Advantage, which was primarily due to higher USGC feedstock costs, enabled NOVA Chemicals to maintain margins while industry margins declined.

CORUNNA OLEFINS, 2008 VERSUS 2007

Revenue was $2,537 million in 2008, up from $2,075 million in 2007. The year-over-year improvement was due primarily to an increase in product prices that was partly offset by decreased sales volumes. Energy product pricing rose in response to higher WTI crude oil prices, which averaged $27.31 U.S./bbl higher than 2007. Higher energy product pricing more than offset lower sales volumes. Chemical product revenue was also up due to higher pricing, with sales volumes down slightly. Ethylene prices were up 30% over 2007, and other chemical co-product pricing was up 23% over 2007.

Feedstock and Operating Costs were $2,708 million in 2008, up from $1,856 million in 2007. Feedstock prices were up along with the average WTI crude oil price, which was 38% higher in 2008 versus 2007. In addition, realized losses of $22 million from the feedstock purchase program contributed to higher feedstock costs.

Management’s Discussion & Analysis	34

Adjusted EBITDA loss was $179 million in 2008, down from adjusted EBITDA of $209 million in 2007. The decline in year-over-year EBITDA primarily was due to increased feedstock costs for the full year and product price erosion in the second half of 2008. A spike in WTI crude oil prices to record levels in mid-2008 increased feedstock costs and flow-through of costs through the second half of 2008, which delayed the cost benefits of the dramatic decrease in industry WTI crude oil costs that occurred in the second half of 2008. Higher flow-through costs in the second half of 2008 were accompanied by lower product pricing on falling WTI crude oil prices, reduced demand, and lower pricing in response to a global economic slowdown.

CORUNNA OLEFINS, 2007 VERSUS 2006

Revenue was $2,075 million in 2007, up from $1,997 million in 2006. The year-over-year improvement primarily was due to increased ethylene sales, which were 9% higher in 2007 due to stronger internal demand for ethylene. Co-product revenue in 2007 was down slightly compared to 2006. Higher selling prices for energy and chemical co-products, which rose in response to higher WTI crude oil prices, mostly offset the impact of lower energy co-product sales.

Feedstocks and Operating Costs were $1,856 million in 2007, down slightly from $1,885 million in 2006. Costs in 2007 were lower, despite higher feedstock prices, primarily due to reduced feedstock purchases from lower energy co-products sales. The average WTI crude oil price was 9% higher in 2007 compared to 2006; however, NOVA Chemicals’ crude oil costs increased 4% due to the flow-through of costs. In addition, gains from the Company’s feedstock purchasing program totaling $38 million in 2007 contributed to lower feedstock costs.

Adjusted EBITDA was $209 million in 2007, up from $93 million in 2006. The improvement primarily was due to higher selling prices for co-products which were 15% higher than 2006. Despite the sharp rise in industry crude oil costs in the second half of 2007, Corunna’s crude oil costs in 2007 were only 4% higher than 2006 due to the flow-through of costs. Gains from NOVA Chemicals’ feedstock purchasing program minimized the year-over-year increase in feedstock costs and contributed to the adjusted EBITDA improvement.

POLYETHYLENE, 2008 VERSUS 2007

Revenue was $2,383 million in 2008, up from $2,022 million in 2007. The year-over-year improvement primarily was due to higher PE sales price. The average PE sales price was up 9¢ per pound, or 16%, year-over-year in 2008 as record oil prices and energy costs drove up plastic prices.

PE sales volumes in 2008 were a record 3,432 million pounds, up 2% compared to 2007, despite poor sales in the fourth quarter of 2008. Sales of PE manufactured using Advanced SCLAIRTECH technology in 2008 were near the record level set in 2007.

International sales volumes rose 4% to 647 million pounds in 2008 compared to 624 million pounds in 2007. International sales represented approximately 19% of total PE sales volume in 2008 as strong international PE pricing, driven by higher global production costs and robust demand, supported profitable export opportunities.

Feedstocks and Operating Costs were $2,298 million in 2008, up from $1,772 million in 2007. Feedstock and operating costs were higher in 2008 due to higher ethylene costs, which were 32% higher than 2007, and higher distribution costs. All of the ethylene feedstock consumed by the Polyethylene reporting segment is supplied by the Company’s Joffre, Alberta and Corunna, Ontario, facilities.

Adjusted EBITDA in 2008 was $33 million, down from $196 million in 2007. The year-over-year decline was due to higher feedstock costs outpacing higher prices.

35	Management’s Discussion & Analysis

POLYETHYLENE, 2007 VERSUS 2006

Revenue was $2,022 million in 2007, up from $1,922 million in 2006. The year-over-year improvement primarily was due to higher PE sales volume. PE sales volumes in 2007 were a record 3,375 million pounds, up 4% compared to 2006 due to record PE exports and sales of PE manufactured using Advanced SCLAIRTECH technology and solid domestic demand for standard resins.

International sales volumes rose 48% to 624 million pounds in 2007 compared to 423 million pounds in 2006. International sales represented approximately 19% of total PE sales volume in 2007, up from 13% in 2006 as strong international PE pricing, driven by higher global production costs and robust demand, supported profitable export opportunities.

Sales of PE manufactured using Advanced SCLAIRTECH technology totaled a record 885 million pounds in 2007, up from 854 million pounds in 2006. Sales increased due to continued market penetration of higher value products.

Feedstocks and Operating Costs were $1,772 million in 2007, up slightly from $1,747 million in 2006. Feedstock and operating costs were higher in 2007 as lower ethylene unit costs, which were 5% lower than 2006, were offset by higher PE sales volume, which required 4% more ethylene consumption. All of the ethylene feedstock consumed by the Polyethylene reporting segment is supplied by the Company’s Joffre, Alberta, and Corunna, Ontario, facilities.

Adjusted EBITDA in 2007 was $196 million, up from $141 million in 2006. The year-over-year improvement was due to higher PE sales volumes and increased margins, despite higher costs related to the stronger Canadian dollar.

INEOS NOVA JOINT VENTURE

INEOS NOVA is a 50:50 joint venture between NOVA Chemicals and INEOS that manufactures and sells styrene, SPS in North America and SPS and EPS in Europe. INEOS NOVA was created on Oct. 1, 2007, when NOVA Chemicals and INEOS expanded their 50:50 European joint venture to include the North American styrene and SPS businesses of both companies.

MARKET OVERVIEW

Styrene is a globally-traded commodity and a key feedstock in the production of styrenic polymers, such as SPS and EPS. SPS and EPS are used to make products such as electronics packaging, small appliances, construction components and food packaging. While SPS and EPS resin production accounts for approximately 60% of global styrene demand, styrene is also used in other styrenic polymers such as acrylonitrile butadiene styrene (ABS), synthetic rubber and unsaturated polyesters.

Margins in the styrene and SPS industries are primarily driven by supply/demand dynamics. Styrene is the supply bottleneck in the styrenics chain and therefore the key indicator of supply/demand tightness for both styrene and SPS. Operating rates in excess of 92% for styrene generally lead to margin expansion.

BUSINESS OVERVIEW

INEOS NOVA is the largest combined styrene/SPS producer in North America and SPS/EPS producer in Europe.

FIG. 8    INEOS NOVA PRODUCTION PROFILE

	CAPACITY (BILLIONS OF POUNDS)			CAPACITY RANK
	North America	Europe	Global	North America	Europe	Global
Styrene	3.7	—	3.7	1	—	4
SPS	1.6	1.2	2.8	3	2	3
EPS	—	0.9	0.9	—	1	4

Management’s Discussion & Analysis	36

Styrene. INEOS NOVA has the capacity to produce approximately 3.7 billion pounds of styrene from its three production sites in Bayport and Texas City, Texas, and Sarnia, Ontario. The majority of styrene production is consumed internally to manufacture styrenic polymers, principally SPS and EPS, with the balance sold to third parties.

The primary raw materials for the production of styrene are benzene and ethylene. INEOS NOVA has entered into long-term supply agreements with NOVA Chemicals and INEOS to supply virtually all of its ethylene and a portion of its benzene feedstock requirements. The balance of feedstock is obtained through purchases in the open market.

While INEOS NOVA has roughly the same capacity to consume styrene as it does to produce it, the joint venture has a long styrene position in North America and a short position in Europe. To achieve a more balanced global styrene position, the joint venture engages in transatlantic swap arrangements with other producers and in merchant sales.

SPS/EPS. INEOS NOVA has the capacity to produce approximately 1.6 billion pounds per year of SPS from its three production sites in North America and 2.1 billion pounds per year of SPS and EPS from its five sites in Europe.

PROFITABILITY IMPROVEMENT POTENTIAL

Profitability in the global styrenics industry has been poor in the last several years, primarily due to the oversupply of styrene and relatively high cost of benzene feedstock. However, the Company believes that the efficiency enhancing actions taken by INEOS NOVA and others in the industry and lower feedstock costs, which could result in demand growth, ultimately will lead to higher operating rates and improved industry profitability.

RAPID COST REDUCTION

Since its inception in Europe in 2005, INEOS NOVA (formerly NOVA Innovene) has aggressively reduced costs through asset rationalizations, reductions in corporate overhead expenses and operating synergies. The expanded joint venture has continued to reduce costs in Europe and North America. In 2008, the joint venture achieved annual cost-savings of $80 million through asset rationalization and business optimization, and now expects to realize $135 million in annual synergies by the end of 2009 through further cost cutting and business optimization. The benefit of these cost reductions is shared equally between NOVA Chemicals and INEOS.

OUTLOOK FOR INEOS NOVA JOINT VENTURE

In 2009, the INEOS NOVA joint venture will continue to reduce costs and conserve cash to position it for EBITDA contributions in future years. The owners expect the joint venture to manage the business to at least a breakeven cash flow position in 2009 and beyond through a series of actions.

First, INEOS NOVA responded to weak market conditions in the fourth quarter by rapidly cutting production by 30% to conserve cash during a period of weak product demand. The joint venture will continue to manage its production to minimize inventory and reduce costs.

Second, the joint venture expects to reduce costs further in 2009 through continued business optimization. The owners of the joint venture expect to achieve annual synergies of $135 million by the end of 2009, an increase from the $80 million achieved by the end of 2008. NOVA Chemicals’ share of these cost savings is 50%.

Third, the INEOS NOVA management team will continue to explore strategic options for further industry consolidation which could lead to further cost reductions and additional synergies. Given the size of the INEOS NOVA joint venture, margin improvements can have a meaningful impact on its earnings and cash flow. For each one cent improvement in INEOS NOVA margins, NOVA Chemicals’ share of the EBITDA improvement is $19 million per year which translates to $0.23 per share as shown in Figure 9. This assumes production capacity is sold out and no taxes are incurred due to the use of tax loss carry forwards.

37	Management’s Discussion & Analysis

Also, the joint venture will continue to aggressively reduce its investment in working capital in 2009 to generate cash. In late 2008, INEOS NOVA entered into a $150 million accounts receivable securitization program for its North American operations to reduce working capital and increase liquidity. INEOS NOVA has a similar program with capacity of €120 million in place in Europe. See page 94 for details for these programs.

INEOS NOVA JOINT VENTURE FINANCIAL HIGHLIGHTS(1)

(millions of U.S. dollars, except where noted)	2008	2007	2006
Revenue	$1,942	$2,092	$2,186
Adjusted EBITDA(2)	$(78)	$17	$(43)
Operating loss(2)	$(103)	$(4)	$(149)
Sales Volumes (millions of pounds)	2,502	2,953	3,351

(1)	As of Oct. 1, 2007, the results reflect NOVA Chemicals’ 50% share in INEOS NOVA. Prior to that period, results reflected NOVA Chemicals’ North American styrene and SPS business and 50% of the Company’s interest in the European styrenics joint venture.

(2)	See Supplemental Measures on page 53.

INEOS NOVA JOINT VENTURE AVERAGE BENCHMARK PRICES

	2008				Annual
(U.S. dollars per pound, except where noted)	Q1	Q2	Q3	Q4	2008	2007	2006
Benchmark principal product prices:(1)
Styrene(2)	$0.72	$0.78	$0.86	$0.56	$0.73	$0.68	$0.65
SPS(3)
North America	$1.04	$1.08	$1.20	$0.99	$1.08	$0.98	$0.89
Europe	$0.88	$0.93	$0.94	$0.57	$0.82	$0.81	$0.68
Benchmark raw material prices:(1)
Benzene (dollars per gallon)(2)	$3.65	$3.98	$4.36	$2.30	$3.57	$3.62	$3.26

(1)	Average benchmark prices do not necessarily reflect actual prices realized by INEOS NOVA or any other petrochemical company.

(2)	Source: CMAI Contract Market.

(3)	Source: CMAI.

Management’s Discussion & Analysis	38

DISCUSSION OF FINANCIAL RESULTS

2008 VERSUS 2007

Revenue was $1,942 million in 2008, down from $2,092 million in 2007. Despite modestly higher prices in 2008, revenue declined due to significantly lower sales volumes. Volume declined due to weaker construction and consumer durables markets, such as those for automobiles and electronics, as the recession in the United States deepened in the latter half of 2008 and broadened to include other regions such as Europe where the Company operates. In addition, high costs for feedstock such as benzene limited the opportunity for profitable export of styrene out of North America, further weakening demand.

Feedstock and Operating Costs were $1,981 million, down slightly from $2,042 million in 2007. Although average benzene costs were slightly lower in 2008, costs generally were higher during the first nine months of 2008 when production was higher. The rapid decline in feedstock costs in the fourth quarter, which pulled down the average cost for the year, occurred in parallel with weaker sales volumes due to the weakness in product markets and the reduction in chain inventory caused by the steep energy and petrochemical price declines in the last three months of 2008.

Adjusted EBITDA loss was $78 million in 2008, compared to adjusted EBITDA income of $17 million in 2007. In 2008, margins were compressed as significantly lower sales volumes and higher flow-through feedstock costs more than offset higher selling prices. This decline was buffered somewhat by cost cutting and business optimization synergies, which attained an $80 million run rate by the end of the year.

2007 VERSUS 2006

Revenue was $2,092 million in 2007, down from $2,186 million in 2006. The year-over-year decrease was due to higher selling prices for styrene and SPS, being more than offset by the impact of lower sales volumes. North American average styrene and SPS prices increased by 5% and 10%; respectively, primarily due to higher benzene feedstock costs. In addition, European SPS prices increased by 19% in 2007, in part due to higher feedstock costs.

Total sales volumes were 13% lower in 2007 than in 2006, due in part to a lack of styrene export opportunities in the fourth quarter of 2007. The combination of higher styrene prices in North America in the fourth quarter, due to sharply higher ethylene feedstock costs, and lower styrene prices in Asia resulted in few profitable export opportunities. In contrast, North American styrene producers exported significant volumes to Asia in the fourth quarter of 2006 due to attractive economics.

Feedstock and Operating Costs were $2,042 million, down from $2,183 million in 2006. The year-over-year decrease in feedstock costs was due to lower feedstock purchases resulting from lower sales volume.

Adjusted EBITDA was $17 million in 2007, compared to a loss of $43 million in 2006. The year-over-year improvement was primarily due to restructuring activities taken in North America and Europe. Since the middle of 2006 the following cost-reduction actions were taken: closure of the Chesapeake, Virginia; Carrington, UK; and Berre, France, polystyrene sites, expiration of a long styrene supply contract, and continued cost reductions in Europe.

PERFORMANCE STYRENICS BUSINESS UNIT

Performance Styrenics produces standard EPS in North America, has EPS-based downstream ventures and businesses that aim to create and capture value beyond the sale of EPS resin and also produces unique Styrenic Performance Polymers. Specifically, the Performance Styrenics unit contains the following:

•	North American EPS

•	EPS-based downstream ventures: building and construction ventures such as Elemix® concrete additive, NOVA Chile EPS molding operations and the joint venture interest in NOVIDESA.

•	Styrenic Performance Polymers

39	Management’s Discussion & Analysis

BUSINESS OVERVIEW

Performance Styrenics’ products and ventures apply proprietary and licensed technology to the energy-efficiency benefits of EPS to enable customers to reduce their costs and environmental impact. For example, several of the ventures’ building and construction products enable builders to create structures that have higher energy-efficiency than traditional homes, in less time and using fewer skilled workers. Styrenic Performance Polymers such as ARCEL® resin can reduce the amount of protective packaging used which improves sustainability and leads to lower packaging and logistics costs and reduced packaging waste while minimizing damage. As a result, NOVA Chemicals’ premium products can earn higher margins over standard, non-differentiated products. Standard EPS resins are used in packaging for food and consumer products and in insulation for the building and construction industry.

Currently, sales of standard EPS resins account for the majority of Performance Styrenics’ revenue. As a result, profitability of the business unit is dependent on the cyclical supply/demand balance for EPS.

STYRENE FEEDSTOCK

Styrene is the primary feedstock for the production of NOVA Chemicals’ EPS and Styrenic Performance Polymers. NOVA Chemicals’ minority interest in LyondellBasell’s Chemical Company’s Channelview, Texas, propylene oxide/styrene monomer (PO/SM) facility supplies 400 million pounds per year of cost-based styrene to the Performance Styrenics business unit, meeting virtually all of its anticipated styrene requirements.

EXPANDABLE POLYSTYRENE

NOVA Chemicals has the capacity to produce 280 million pounds per year of standard EPS at its production facilities in Monaca (Beaver Valley), Pennsylvania, and Painesville, Ohio. The capacity has been reduced as a result of the restructuring efforts of the Performance Styrenics business. NOVA Chemicals’ downstream ventures build on the foundation of EPS resin technology to create new consumer and industrial applications that deliver enhanced value.

STYRENIC PERFORMANCE POLYMERS

NOVA Chemicals has annual production capacity for Styrenic Performance Polymers of approximately 160 million pounds, which are manufactured at its Beaver Valley facility and through tolling agreements with outside manufacturing partners.

ARCEL resin is a performance polymer that is molded into foam for protective packaging and used by producers of damage-sensitive goods such as computers, printers, electronics, appliances and furniture. Packaging made from ARCEL resin is resilient, light and flexible which provides superior protective properties, thereby enhancing brand image and ensuring positive “out of box” consumer experiences. ARCEL resin enables the optimization of protective packaging which helps deliver sustainable packaging solutions in the form of material source reduction and cube utilization which increases the units shipped per truckload, decreasing the number of shipping containers and contributing to the sustainability goals of NOVA Chemicals’ customers.

NOVA Chemicals has annual ARCEL resin production capacity of 70 million pounds between NOVA Chemicals’ Beaver Valley, PA, facility and the ARCEL finishing plant in Ningbo, China. The finishing plant provides a local source of ARCEL resin in Asia and is operated under a strategic partnership with Loyal Chemical Industrial Corporation.

DYLARK resins are used in automotive applications, such as soft instrument panels, structural consoles, roof-mounted LCD video supports and interior trim. DYLARK resins are specified for their temperature resistance, stiffness and strength, lot-to-lot consistency and exceptional foam adhesion.

Management’s Discussion & Analysis	40

DOWNSTREAM VENTURES USE EPS TECHNOLOGY TO CAPTURE VALUE

NOVA Chemicals’ Performance Styrenics business unit has downstream ventures that seek to capture value beyond the manufacturing and sale of plastic resins. The ventures are based on the attributes of EPS which offer energy-efficiency and insulating benefits to customers seeking superior product performance and enhanced sustainability.

Building and Construction Ventures add value through the use of high efficiency construction systems and advanced materials component fabrication and include but are not limited to the following:

•

Elemix Concrete Additive contains proprietary polymeric spheres that have been specially formulated for use in concrete. By distributing uniformly in concrete, Elemix additive provides lighter weight concrete and enhanced durability in structural and non-structural concrete applications. Structures built with lightweight concrete made with Elemix additive require less supporting structural steel and offer superior insulating properties compared to traditional concrete. In 2008, Elemix additive passed key Underwriters Laboratory testing requirements and is now permitted to be used in most building applications.

•

NOVIDESA is a 50:50 joint venture formed by NOVA Chemicals and Grupo IDESA, that produces and sells building systems such as insulating concrete forms (ICFs) and steel-reinforced EPS partition wall panels and decking that target the rapidly growing Mexican construction market. The joint venture also sells EPS in Mexico.

•

A letter of intent to form a joint venture between NOVA Chemicals and Reliance Industries Limited has been signed to take advantage of the rapidly maturing Indian construction market. NOVA Chemicals is reviewing this proposed joint venture with IPIC pending closing of the Arrangement.

•

NOVA Chile is 100% owned by NOVA Chemicals and operates two EPS molding plants located in Quilicura and El Tepual, Chile, which mold products for local fish and produce packaging, housing and construction markets. NOVA Chile continues to provide industry leading products to the Chilean construction market.

OUTLOOK FOR PERFORMANCE STYRENICS BUSINESS UNIT

NOVA Chemicals intends to restructure its Performance Styrenics business unit to decrease overall fixed costs.

NOVA Chemicals will focus its resources on only its best and most immediate opportunities and expects to exit certain product lines and eliminate or consolidate certain downstream businesses or ventures during 2009.

In December 2008, the Company idled its Beaver Valley production facility to reduce costs and conserve cash during a period of weak product demand. Portions of the plant were restarted in the first quarter of 2009 and EPS production capacity has been reduced from 370 million pounds to 280 million pounds.

PERFORMANCE STYRENICS FINANCIAL HIGHLIGHTS

(millions of U.S. dollars, except where noted)	2008	2007	2006
Revenue	$433	$412	$385
Adjusted EBITDA(1)	$(45)	$(5)	$(17)
Operating loss(1)	$(69)	$(30)	$(29)
Sales volumes(2) (millions of pounds)	366	418	415

(1)	See Supplemental Measures on page 53.

(2)	Third-party sales.

41	Management’s Discussion & Analysis

PERFORMANCE STYRENICS AVERAGE BENCHMARK PRICES

	2008				Annual
(U.S. dollars per pound)	Q1	Q2	Q3	Q4	2008	2007	2006
Benchmark Raw Material Prices:(1)
Styrene(2)	$0.72	$0.78	$0.86	$0.56	$0.73	$0.68	$0.65

(1)	Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

(2)	Source: CMAI Contract Market.

DISCUSSION OF FINANCIAL RESULTS

2008 VERSUS 2007

Revenue in 2008 was $433 million, up from $412 million in 2007. The improvement was due to higher selling prices, particularly for EPS and DYLARK resins. Resin sales volume grew in the first half of 2008, but dropped off sharply in the second half due to declines in domestic and international demand in most construction, automotive and packaging markets.

Feedstock and Operating Costs in 2008 were $435 million, up from $380 million in 2007. Costs were higher in 2008 primarily due to the 7% increase in the cost of styrene.

Adjusted EBITDA loss in 2008 was $45 million compared to $5 million in 2007. The first half of 2008 saw growth in sales volumes and margins while the second half of 2008 saw unprecedented declines in global demand.

2007 VERSUS 2006

Revenue in 2007 was $412 million up from $385 million in 2006. The improvement was due to higher sales volume of EPS and higher selling prices, particularly for EPS and DYLARK resins. EPS sales volumes were 13% higher in 2007 due to stronger domestic demand in the construction market.

Feedstocks and Operating Costs in 2007 were $380 million, up from $363 million in 2006. Costs were higher in 2007 primarily due to the 6% increase in styrene, which more than offset lower operating costs as a result of NOVA Chemicals’ restructuring activities.

Adjusted EBITDA in 2007 was a $5 million loss, an improvement from the $17 million loss in 2006. Margins expanded in 2007 as increased selling prices more than offset higher styrene input costs. The impact of restructuring activities in 2007 also contributed to the year-over-year improvement.

Management’s Discussion & Analysis	42

CORPORATE ADJUSTED EBITDA AND OTHER ITEMS

A listing of before-tax corporate and other items for the periods presented is as follows:

(millions of U.S. dollars)	2008	2007	2006
Corporate operating costs(1)	$(98)	$(100)	$(108)
Stock-based compensation and profit sharing	58	(52)	6
Forward transactions on stock-based compensation	(100)	16	(20)
Mark-to-market feedstock derivatives	(87)	21	(20)
Restructuring charges	(37)	(86)	(985)
Foreign exchange gains	117	—	—
Insurance credit (charge)	—	4	(19)

	$(147)	$(197)	$(1,146)

Add back:
Mark-to-market feedstock derivatives	87	(21)	20
Corporate depreciation	11	9	8
Restructuring charges	37	86	985

Adjusted EBITDA(2)	$(12)	$(123)	$(133)

(1)	Beginning with the first quarter of 2007, NOVA Chemicals ceased allocating interest, income taxes and corporate operating costs to the business segments. Prior period results have been revised to reflect this change. Corporate operating costs include corporate depreciation.

(2)	During 2008, NOVA Chemicals changed its definition of adjusted EBITDA to exclude the non-cash mark-to-market impact of feedstock derivatives. Prior periods have been restated accordingly. See Supplemental Measures on page 53.

2008 VERSUS 2007

Corporate operating costs were $98 million in 2008, virtually unchanged from $100 million in 2007.

2007 VERSUS 2006

Corporate operating costs were $100 million in 2007 compared to $108 million in 2006, a decrease of $8 million primarily due to one-time lower employee retirement accruals.

STOCK-BASED COMPENSATION, FORWARD TRANSACTIONS AND PROFIT SHARING

NOVA Chemicals has three cash-settled, stock-based incentive compensation plans that are marked to market with changes in the value of its common stock price. In November 2005, the Company entered into cash-settled share forward transactions to manage its exposure to fluctuations in its stock-based compensation costs related to stock-based compensation plans. Compensation costs associated with these plans fluctuate as a result of changes in the market price of the Company’s common stock. The forward transactions were to be cash-settled by November 2008, based on the difference between the Company’s common stock price on the NYSE and the average execution price. In 2008, NOVA Chemicals extended the forward transactions until November 2009.

The intention of these transactions was to give NOVA Chemicals the same economic effect as if it had borrowed money, purchased NOVA Chemicals’ common shares and held them as assets. As NOVA Chemicals’ stock price changed, the mark-to-market impact related to the stock-based compensation liability would be offset by the mark-to-market impact related to the forward transactions until such time as NOVA Chemicals’ stock price fell below the grant price of the stock-based compensation units.

Unrealized gains and losses associated with the forward transactions are recorded as part of Selling, general and administrative expenses, offsetting unrealized gains or losses on the cash-settled stock-based incentive compensation plans. At Dec. 31, 2008, the mark-to-market value of the forward transactions was a $118 million unrealized loss (Dec. 31, 2007 – $19 million), resulting in a liability. At Dec. 31, 2008 and 2007, this liability is reported in accrued liabilities, since the forward transactions were due to expire in November 2008 and subsequently extended for a one-year term.

43	Management’s Discussion & Analysis

The forward transactions include an interest component which is accrued and payable by NOVA Chemicals on settlement or extension of the forward transactions. Accrued interest for the initial three-year term totaling $29 million was paid in November 2008 when the forward transactions were extended.

Prior to Dec. 31, 2008, NOVA Chemicals agreed to terminate one of the forward transactions for 1,300,000 notional common shares. This forward transaction was cash settled for $42 million in January 2009. The counterparty had the election to terminate the remaining forward transaction (2,312,100 notional common shares) if the closing price of NOVA Chemicals’ common shares on any three consecutive trading days commencing Feb. 1, 2009, was U.S. $8 or less. This stock price trigger was met and the counterparty elected to terminate the agreement on Feb. 4, 2009. NOVA Chemicals paid the counterparty $88 million on Feb. 12, 2009. Refer to Note 23 in the Notes to Consolidated Financial Statements.

The three cash-settled stock based compensation plans include the Equity Appreciation Plan, the Restricted Stock Unit Plan and the Deferred Share Unit Plans. In 2008, the Company recorded income of $29 million, $14 million and $17 million, repectively, related to each of those plans (expense of $20 million, $15 million and $1 million in 2007 and income of $20 million, expense of $3 million and expense of $1 million in 2006). In 2008, the Company expensed $100 million related to the forward transactions (income of $16 million in 2007 and expense of $20 million in 2006).

Stock-based compensation also includes the amount expensed related to the fair value of stock options earned by employees. In 2008, the Company expensed $2 million related to stock option grants ($2 million in 2007 and $8 million in 2006).

NOVA Chemicals has a profit sharing program that is available to most employees and is based on the achievement of shareholder return on equity targets. The profit sharing targets were not achieved in 2008, thus there is no profit sharing expense in 2008 ($14 million in 2007 and $2 million in 2006).

Stock-based compensation and profit sharing expenses net of forward transactions were $42 million in 2008, $6 million higher than 2007 due to the ineffectiveness of the hedge, partially offset by lower profit sharing expense and the mark-to-market on the Deferred Share Unit plan.

MARK-TO-MARKET FEEDSTOCK DERIVATIVES

NOVA Chemicals maintains a derivative program to manage risk associated with feedstock purchases. The Company locks in a portion of its propane and butane feedstock requirements as a percentage of crude oil using forward contracts that extend to 2012. The gain or loss resulting from changes in the market value of these derivatives is recorded through earnings each period. NOVA Chemicals classifies mark-to-market adjustments on feedstock derivative positions as corporate items, as they are non-cash items and are not relevant in measuring business performance. Once positions are realized, any income effects are recorded in business results.

The mark-to-market impact to earnings was an $87 million loss in 2008 versus a $21 million gain in 2007. The $108 million decline was a result of decreases in forward propane and butane prices relative to crude oil and the number of feedstock positions put in place.

The mark-to-market gain was $21 million in 2007 versus a $20 million loss in 2006. The $41 million improvement was a result of increases in forward propane and butane prices relative to crude oil and the number of feedstock positions put in place.

Management’s Discussion & Analysis	44

RESTRUCTURING CHARGES

2008

In 2008, NOVA Chemicals recorded restructuring charges of $37 million before-tax ($33 million after-tax) related to the following:

•	$17 million impairment charge related to certain joint venture and equity investments;

•	$9 million related to costs incurred for capital projects which will not be pursued at this time;

•

$6 million related to restructuring charges for actions taken to reduce costs, including the elimination of information technology positions in North America, of which $1 million has been paid related to severance costs for employees; and

•

$5 million related to actions taken by the INEOS NOVA joint venture, including severance costs related to reductions at the Bayport, TX, facility, of which $1 million has been paid related to severance costs for employees.

2007

In 2007, NOVA Chemicals recorded total restructuring charges of $86 million ($55 million after-tax) related to actions taken by INEOS NOVA, as well as NOVA Chemicals, to reduce costs as follows:

•

INEOS NOVA announced the planned closure of the Belpre, OH, and Montréal, Quebec, sites, resulting in restructuring charges of $38 million (NOVA Chemicals’ share) comprised of before-tax non-cash asset write-downs of $32 million and severance costs of $6 million. As of Dec. 31, 2008, substantially all of the severance costs have been paid to employees.

•

INEOS NOVA also acquired the exclusive production rights from Sterling Chemical’s Texas City, Texas, styrene plant and nominated zero production volume from that facility. Sterling Chemicals subsequently announced plans to permanently shut down the facility. As a result, NOVA Chemicals recorded a charge of $29 million, the Company’s 50% share of the charge.

•

INEOS NOVA had severance costs related to North American employees resulting in a $3 million before-tax charge for NOVA Chemicals’ share of those costs. As of Dec. 31, 2008, the amount paid related to severance costs for employees was immaterial.

•

During 2007, NOVA Chemicals recorded a $7 million before-tax restructuring charge related to the elimination of approximately 90 positions in the United States and Europe. As of Dec. 31, 2008, $5 million has been paid related to severance costs for employees. NOVA Chemicals also recorded $6 million before-tax charges for other restructuring actions to reduce costs.

•	European restructuring by the INEOS NOVA joint venture resulted in an additional $3 million before-tax in costs, all of which have been paid as of Dec. 31, 2008.

2006

In 2006, NOVA Chemicals recorded total restructuring charges of $985 million ($861 million after-tax) related to the following: the write-down of the North American and European styrene and polystyrene assets; the write-down of the Carrington, UK, SPS facility, severance costs for the North American restructuring, severance costs for the Chesapeake, Virginia, SPS plant closure and NOVA Innovene restructuring costs.

•

NOVA Chemicals recorded a non-cash write-down of $860 million in 2006 ($772 million after-tax) related to styrene and polystyrene assets (see discussion on page 55 related to Property, Plant and Equipment).

•

The Company accrued $56 million of restructuring costs related primarily to non-cash asset write-downs for the Carrington, UK, SPS facility closure following the announcement to permanently close that site. The charge included $8 million related to total expected severance and other departure costs, substantially all of which have been paid to date.

45	Management’s Discussion & Analysis

•

The Company also accrued $53 million of restructuring costs related to severance, pension and other employee-related costs associated with the North American restructuring announced on June 26, 2006. As of Dec. 31, 2008, $39 million has been paid related to severance costs for employees.

•	The Company accrued $15 million related to severance costs for the Chesapeake, Virginia, polystyrene plant closure. As of Dec. 31, 2008, $10 million has been paid to employees.

•	Lastly, $1 million of restructuring costs related to actions taken by NOVA Innovene were accrued and paid.

FUNCTIONAL CURRENCY CHANGE

In the third quarter of 2008, the INEOS NOVA joint venture obtained independent financing through a North American accounts receivable securitization program. This substantially eliminated the joint venture’s potential reliance on NOVA Chemicals to fund operations. As a result of this change in circumstances, NOVA Chemicals undertook a review of the functional currency exposures of all of its businesses and concluded that the currency exposures of its Canadian entities predominately are now U.S. dollars. Accordingly, as required by generally accepted accounting principles, NOVA Chemicals commenced recording transactions in its Canadian entities using U.S. dollars as the functional currency effective Oct. 1, 2008. This results in foreign currency impacts of holding Canadian dollar denominated financial assets and liabilities being recorded through the income statement rather than being included in translation gains and losses deferred in accumulated other comprehensive income (AOCI). NOVA Chemicals accounted for this change prospectively and any amounts that had been previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in the Canadian entities.

The Canadian to U.S. dollar exchange rate changes resulted in $117 million of foreign exchange gain during the fourth quarter of 2008 that was recorded in Corporate results. NOVA chemicals will continue to recognize such foreign exchange gains and losses flow through earnings in the future and will separately report these amounts on the Consolidated Statement of Income (Loss).

INSURANCE CREDIT (CHARGE)

NOVA Chemicals is one of many participants in OIL and sEnergy — two mutual insurance companies formed to insure against catastrophic risks. The Company continues to participate in OIL, an insurance pool for property and liability; however, sEnergy, an insurance pool for business interruption, is in the process of winding-up its operations. This process is likely to be complete by the second quarter of 2009. NOVA Chemicals believes the Company’s reserves are adequate to cover any outstanding claims. NOVA Chemicals expects to receive the full amount of its investment prior to the dissolution of sEnergy.

2008

No insurance charges were incurred during 2008.

2007

NOVA Chemicals recorded a $4 million ($3 million after-tax) credit due to the reduction of estimated future claims payments.

2006

NOVA Chemicals recorded a $19 million ($13 million after-tax) charge in 2006 related to its share of potential incremental future payments required to meet losses in OIL and sEnergy.

OTHER GAINS AND LOSSES

2008

In 2008, NOVA Chemicals recognized other losses of $2 million ($1 million after-tax).

Management’s Discussion & Analysis	46

2007

In 2007, NOVA Chemicals recognized other gains of $20 million ($14 million after-tax) related to the sale of the previously shut-down Chesapeake, Virginia, facility and other incidental land. NOVA Chemicals received cash proceeds of $6 million for these transactions and entered into a $14 million note receivable, bearing interest of 8.75% per annum and due in full in 2012, in connection with the sale of the Chesapeake, Virginia, facility.

LIQUIDITY AND CAPITAL RESOURCES

NOVA Chemicals’ principal sources of liquidity are cash flows from operations, cash on-hand and borrowings under its revolving credit facilities. NOVA Chemicals utilizes its accounts receivable securitization programs as additional sources of financing. NOVA Chemicals’ principal uses of cash are operating expenditures, capital expenditures and debt service.

CASH FLOW

The following is a summary of cash flow:

year ended December 31 (millions of U.S. dollars)	2008	2007	2006
Net (loss) income	$(48)	$347	$(703)
Depreciation and amortization	273	246	299
Future income tax recovery	(123)	(58)	(219)
Unrealized foreign exchange gain	(119)	—	—
Other losses (gains)	2	(20)	(1)
Stock option expense	2	2	8
Unrealized loss (gain) on derivatives	87	(21)	20
Non-cash restructuring charges	25	61	907

	99	557	311
Operating working capital and other	173	(228)	39

Cash provided by operating activities	272	329	350

Proceeds on sale of assets	—	6	3
Capital expenditures and turnaround costs	(210)	(198)	(246)
Acquisition of production rights	—	(30)	—

Cash used in investing activities	(210)	(222)	(243)

Decrease in long-term debt and bank loans	(91)	(13)	(192)
Common shares issued	3	8	3
Options retired for cash	—	(6)	(2)
Common share dividends	(31)	(31)	(29)

Cash used in financing activities	(119)	(42)	(220)

Increase in cash due to exchange rates	13	—	—

(Decrease) increase in cash and cash equivalents	(44)	65	(113)
Cash and cash equivalents, beginning of year	118	53	166

Cash and cash equivalents, end of year	$74	$118	$53

INFLOWS OF CASH

Operating working capital and other decreased by $173 million in 2008 primarily due to a sharp decline in feedstock costs during the fourth quarter which caused a reduction in the value of inventory, as well as product price decreases which significantly decreased receivables. NOVA Chemicals recorded a $129 million write-down in inventory to reflect the net realizable value of inventory at year-end. The decline in inventory and receivables was partially offset by the decrease in accounts payable which also reflects the decline in feedstock costs. Operating working capital increased by $228 million in 2007 due to rapidly rising feedstock

47	Management’s Discussion & Analysis

costs which increased the value of inventory, as well as product price increases which increased receivables. Operating working capital decreased by $39 million in 2006 primarily due to a decrease in receivables and inventory.

In total, NOVA Chemicals generated $272 million in cash from operations in 2008 versus $329 million in 2007 and $350 million in 2006. Cash generation was primarily due to significant working capital reductions in the last quarter of 2008 versus underlying business unit earnings strength in 2007.

OUTFLOWS OF CASH

NOVA Chemicals’ capital expenditures and turnaround costs were $210 million in 2008, compared to $198 million in 2007 and $246 million in 2006. Capital expenditures and turnarounds in 2009 are expected to be approximately $125 million. NOVA Chemicals has significantly reduced its capital expenditure budget for 2009 as part of its cost-cutting plan. The Company will focus only on the projects that are critical to the continued safe, reliable and environmentally responsible operation of its plants and will defer other projects.

In 2007, INEOS NOVA acquired the exclusive rights to production from the Sterling Chemicals’ Texas City, Texas, styrene plant for $60 million, of which NOVA Chemicals’ 50% share was $30 million. INEOS NOVA nominated zero production from Sterling in December 2007, which prompted Sterling to permanently shut down the Texas City plant.

In 2008, NOVA Chemicals repaid its $125 million of 7.25% debentures that were scheduled to mature in 2028, but were redeemed at the option of the holders. This debt repayment was funded by cash on hand and borrowings on revolving credit facilities. In 2007, NOVA Chemicals was able to reduce debt by $13 million despite the significant investment in working capital from rapidly escalating feedstock and product prices. In May 2006, the Company repaid $300 million of medium-term notes upon maturity. This debt repayment was funded by an issuance in October 2005 of $400 million of senior floating rate notes due in 2013.

COMMITMENTS

NOVA Chemicals has various contractual cash obligations, including long-term debt repayments and associated interest, feedstock derivatives, contributions to pension plans, operating leases for office space and railcars and unconditional purchase obligations related to minimum amounts of feedstock and other raw material purchases pursuant to agreements entered into to secure short- and long-term supply.

CONTRACTUAL CASH OBLIGATIONS

	Payments due by period
as of Dec. 31, 2008 (millions of U.S. dollars)	Total	2009	2010 to 2011	2012 to 2013	After 2013
Long-term debt(1)	$1,659	$382	$353	$809	$115
Interest payments(2)	569	147	227	91	104
Commodity-based derivatives	60	12	48	—	—
Forward transactions on stock-based compensation	118	118	—	—	—
Contributions to defined benefit plans(3)	45	45	—	—	—
Contributions to defined contribution plans(3)	10	10	—	—	—
Operating leases(4)	454	51	90	75	238
Unconditional purchase obligations(5)	6,724	1,757	1,301	992	2,674

Total contractual cash obligations	$9,639	$2,522	$2,019	$1,967	$3,131

(1)	Includes current portion and bank loans.

(2)	Interest payments were calculated using interest rates that were in effect as of Dec. 31, 2008.

(3)	Includes estimate for 2009 only. No estimates are available for years beyond 2009.

(4)	Includes property, railcar and other equipment leasing commitments.

(5)	Raw material agreements are typically market-based. Obligations have been calculated using current pricing.

Management’s Discussion & Analysis	48

LIQUIDITY

Liquidity is defined as total revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents. The Company does not include any undrawn amounts under the accounts receivable securitization programs as part of liquidity. At Dec. 31, 2008, the Company had total liquidity of $573 million, comprised of $74 million cash on-hand and $499 million (net of letters of credit) of available borrowing capacity under its revolving credit facilities.

Although the first three quarters of 2008 were very strong operationally, the global economic decline in the fourth quarter caused earnings to decline dramatically. NOVA Chemicals has secured amendments to the financial covenants in its credit facilities that should provide the Company with access to its major credit lines during the first half of 2009 subject to complying with certain conditions (see Credit Facilities below and Note 23 in the Notes to Consolidated Financial Statements) and has undertaken certain internal measures which focus on cash generation and cost reduction to maintain adequate liquidity. The Company anticipates that further amendments to its debt covenants will be required with an effective date no later than June 30, 2009. These amendments are expected to be required due to the continuing effect of the large loss incurred in the fourth quarter of 2008 on compliance with the rolling twelve-month cash flow and interest coverage ratio limits. NOVA Chemicals repaid its $125 million 7.25% debentures, which were redeemed early at the option of the holders, from available cash. NOVA Chemicals also extended the total return swap with respect to the Series A preferred shares of NOVA Chemicals Inc. for one year to October 2009. As of Dec. 31, 2008, the Company posted $45 million (2007 – $0 million) of maintenance collateral which is included in Restricted cash on the Consolidated Balance Sheets. This margin serves to reduce the ultimate payment required upon termination of the total return swap. The notional amount and the terms of the total return swap were amended subsequent to Dec. 31, 2008. Refer to Note 23 in the Consolidated Financial Statements.

In 2007 and 2006, the Company reduced net debt by $13 million and $192 million, respectively. In 2006, the Company repaid $300 million of medium-term notes upon maturity. This debt repayment was funded by an issuance, in October 2005, of $400 million of senior floating rate notes due in 2013.

CREDIT FACILITIES

As of Dec. 31, 2008, NOVA Chemicals had five revolving credit facilities with a total capacity of $683 million. During 2008, NOVA Chemicals amended two of its revolving credit facilities and added a fifth revolving credit facility. The $100 million unsecured facility that was due to expire on Mar. 31, 2008, was extended to Mar. 15, 2009, and the availability was reduced to $68 million. The secured facility with original availability of $325 million, due to expire June 30, 2010, was increased to $350 million. No changes were made to the $65 million unsecured facility expiring on Mar. 20, 2010, or the $100 million unsecured facility expiring on Mar. 20, 2011. In addition, NOVA Chemicals entered into a $100 million unsecured revolving credit facility, expiring as follows: $30 million on Mar. 20, 2010; $30 million on Sep. 20, 2011; and $40 million on Sep. 20, 2013. As of Dec. 31, 2008, NOVA Chemicals had utilized $184 million of these facilities, of which $40 million was in the form of letters of credit.

Indentures on NOVA Chemicals’ public debt allow for up to 10% of consolidated net tangible assets to be secured without having to secure the public debt. If consolidated net tangible assets (defined in accordance with the indentures and calculated on a quarterly basis) fall below $3.5 billion, access to the $350 million revolving credit facility will be reduced proportionately. Effective Feb. 25, 2009, the availability on the $350 million revolving credit facility was reduced by $25 million. The revolving credit facility size remains at $350 million and future consolidated net tangible assets calculations could restore full availability.

On Jan. 28, 2009, the $68 million facility expiring on Mar. 15, 2009 was reduced to $33 million.

The $33 million facility described above, the $350 million facility expiring June 30, 2010, the total return swap and NOVA Chemicals’ Accounts Receivable Securitization programs are governed by financial covenants which require quarterly compliance. The covenants require a maximum net debt-to-cash flow ratio of 5:1 and a minimum interest coverage ratio of 2:1 computed on a rolling twelve-month basis. At Dec. 31, 2008, the Company was in compliance with these financial covenants. Effective Jan. 28, 2009, NOVA Chemicals amended these financial covenants for the quarter ending Mar. 31, 2009, to exclude the quarter ending Dec. 31, 2008, results and include the quarter ending Mar. 31, 2008, results. These amendments provide relief to give the Company access to its major credit lines during the first half of 2009, subject to complying with certain conditions, which include the following:

•

amending the Accounts Receivable Securitization programs’ financial covenants to mirror the amended covenants for the revolving credit facilities, which was completed on Feb. 13, 2009 (see NOVA Chemicals’ Off-Balance Sheet Accounts Receivable Securitization Programs);

49	Management’s Discussion & Analysis

•	securing $100 million in additional financing by Feb. 28, 2009, which was completed on Feb. 22, 2009 (see $150 Million Financing below); and

•	securing an additional $100 million by June 1, 2009 of which $50 million was secured as part of the $150 Million Financing.

The Company anticipates that further amendments to its debt covenants will be required with an effective date no later than June 30, 2009. These amendments are expected to be required due to the continuing effect of the large loss incurred in the fourth quarter of 2008 on compliance with the rolling twelve-month cash flow and interest coverage ratio limits.

ADDITIONAL FINANCING

On Feb. 22, 2009, the Company secured a $150 million revolving credit facility with Export Development Canada (EDC), and a syndicate of three Canadian banks that expires on June 30, 2010. The $150 million exceeds the $100 million of new financing required to be raised by Feb. 28, 2009 as a condition subsequent to the covenant relief referred to above. The $50 million of excess financing may be used toward meeting the additional $100 million of financing required by June 1, 2009 as a condition subsequent of the same covenant relief. This new revolving credit facility is governed by the same quarterly financial covenants as the $33 million and $350 million revolving credit facilities, the total return swap and NOVA Chemicals’ Accounts Receivable Securitization Programs.

In connection with the Arrangement, IPIC provided a $250 million unsecured credit backstop facility to NOVA Chemicals (see page 23). In the event that the IPIC Arrangement or an alternative transaction is not completed, NOVA Chemicals has agreed to jointly develop a financing plan with certain of its existing lenders with the intent to raise net proceeds of not less than $300 million. Refer to Note 23 in the Notes to Consolidated Financial Statements.

FINANCIAL COVENANTS

Covenant	Requirement	Dec. 31, 2008 Actual
Interest Coverage Ratio(1)	Not less than 2.0	3.5
Debt to Cash Flow Ratio(2)	Not to exceed 5.0	3.1

(1)	See Supplemental Measures on page 53.

(2)	As defined in NOVA Chemicals’ revolving credit facility, debt includes items not in accordance with Canadian GAAP, such as obligations under operating leases (if in excess of a specified percentage of consolidated assets) and amounts outstanding under the Company’s accounts receivable securitization programs. The definition also provides for debt to be offset by (i) cash and short-term investments held with syndicate banks (other than asset-backed commercial paper); provided that such cash and short-term investments (or the applicable financial institutions) maintain specific ratings by certain rating agencies, and (ii) the amount of NOVA Chemicals’ wholly-owned subsidiary’s (NOVA Chemicals Inc.) preferred shares. See Supplemental Measures on page 53.

NOVA Chemicals’ ability to maintain compliance with these financial covenants is dependent on various factors, certain of which are outside the Company’s control. Such factors include future industry and capital market conditions, impacts of planned restructuring activities and results of ongoing negotiations with the Company’s core group of banks and other sources of financing. If NOVA Chemicals breaches these covenants or other covenants it could result in a default and, in the case of the revolving credit facilities, permit the lenders to declare all amounts outstanding to be due and payable and to terminate all commitments to extend further credit. See Supplemental Measures on page 53 for covenant definitions.

In January 2009, the covenants were amended for the quarter ending Mar. 31, 2009, to exclude the quarter ending Dec. 31, 2008, results and include the quarter ending Mar. 31, 2008, results (see Note 23 in the Notes to Consolidated Financial Statements).

CURRENT DEBT MATURITIES OR REDEMPTIONS

NOVA Chemicals has two financings totaling $376 million that are maturing or may be redeemed in 2009 as follows: (i) $250 million relates to 7.4% medium-term notes due Apr. 1, 2009, and (ii) $126 million relates to the total return swap with respect to the Series A preferred shares of NOVA Chemicals Inc. discussed below under the heading Series A Preferred Shares and Total Return Swap. See Note 8 to the Consolidated Financial Statements for maturity of revolving credit facilities. The Company currently expects that its year-end liquidity position, coupled with core bank support, new sources of financing secured subsequent to year-end (see Note 23 in the Notes to Consolidated Financial Statements) and internal actions taken to conserve cash, will put the Company in a position to address this bond maturity. Subsequent to Dec. 31, 2008, the equity notional amount of the total return swap was reduced to $75 million and the term was extended to June 30, 2010. Refer to Note 23 in the Notes to Consolidated Financial Statements.

Management’s Discussion & Analysis	50

SERIES A PREFERRED SHARES AND TOTAL RETURN SWAP

In connection with the acquisition of styrenics assets from Huntsman Corporation in 1998, the Company’s subsidiary, NOVA Chemicals Inc., issued retractable preferred shares with a liquidation preference of $198 million as partial consideration. Holders of the retractable preferred shares originally had the right to exchange the shares (a retraction) for NOVA Chemicals’ common shares (plus NOVA Chemicals’ preferred shares if the market value of such common shares was less than $198 million) on or after Apr. 1, 2001. In September 2005, the terms of the retractable preferred shares were amended to eliminate this right. In connection with this amendment, the retractable preferred shares were redesignated as Series A preferred shares. Additionally, the dividend rate on the Series A preferred shares was reduced from 2% to 0.5% in December 2005.

NOVA Chemicals has the right to repurchase the Series A preferred shares at any time. However, any such repurchase may obligate NOVA Chemicals to pay an early termination fee under the terms of the total return swap described below.

NOVA Chemicals also entered into a total return swap with respect to the Series A preferred shares. On the initial closing date of the total return swap in 2001, the counterparty through its hedge providers purchased the Series A preferred shares from Huntsman Corporation for $191 million plus accrued unpaid dividends. NOVA Chemicals subsequently reduced the equity notional amount of the total return swap to $126 million. On settlement of the total return swap at the end of the term, NOVA Chemicals will owe the counterparty the difference between the actual sale price received by the counterparty for the Series A preferred shares and the equity notional amount if the sale price is less than the equity notional amount. In February 2009, the total return swap was amended (see Note 23 in the Notes to Consolidated Financial Statements). Upon termination of the total return swap, NOVA Chemicals expects that it will exercise its right to repurchase the Series A preferred shares for a net price equal to the equity notional amount.

Under the terms of the total return swap: (i) the counterparty pays NOVA Chemicals the total return on the Series A preferred shares (periodic dividends plus positive changes in the equity value of the Series A preferred shares upon termination of the swap); and (ii) NOVA Chemicals pays the counterparty a spread to London Inter-Bank Offered Rate (LIBOR), as well as any negative changes in the equity value of the Series A preferred shares upon termination of the swap. All periodic dividends, changes in equity value of the Series A preferred shares and interest payments are charged to earnings as incurred.

If the average price of the outstanding 6.5% medium-term notes due 2012 decreases by a certain amount, NOVA Chemicals is required to post maintenance collateral. Once the margin-posting requirement is triggered, if the average price increases by 5% or more, any excess collateral may be returned to NOVA Chemicals. If the average price decreases by 5% or more, NOVA Chemicals would be required to post additional collateral. Cash collateral of $45 million has been provided to the counterparty as of Dec. 31, 2008, and is included in Restricted cash on the Consolidated Balance Sheets. The total return swap was amended on Feb. 22, 2009 to extend the termination date through June 30, 2010 and reduce the equity notional amount. Of the $52 million cash collateral posted as of Feb. 22, 2009 ($45 million as of Dec. 31, 2008 plus $7 million provided from Jan. 1, 2009 through Feb. 22, 2009), $51 million was applied to the $126 million equity notional amount to reduce the equity notional amount to $75 million. The remaining $1 million cash collateral was returned to NOVA Chemicals. Refer to Note 23 in the Notes to Consolidated Financial Statements.

If NOVA Chemicals defaults on other debt of at least $25 million and upon certain other events, the counterparty would have the right to sell the Series A preferred shares to a third party and terminate the swap. NOVA Chemicals would then owe the counterparty the difference between the actual sale price received by the counterparty and the equity notional amount if the sale price is less than the equity notional amount. If the sale price is greater than the equity notional amount, the counterparty would owe NOVA Chemicals the difference between the sale price and the equity notional amount. Subsequent to such termination of the swap, NOVA Chemicals may, at its option, repurchase the preferred shares for $198 million plus accrued and unpaid dividends. In December 2008, NOVA Chemicals amended the terms of the total return swap to eliminate the stock price trigger by which the counterparty would have had the right to terminate the swap.

The total return swap was scheduled to terminate on Oct. 31, 2008. However, in September 2008, NOVA Chemicals and the counterparty agreed to extend the term until Oct. 31, 2009. Because the term expires within the next 12 months, the Series A preferred shares were classified under Long-term debt due within one year on the Consolidated Balance Sheets presented on page 79 of this Annual Report. Subsequent to year-end, the term of the agreement was further extended (see Note 23 in the Notes to Consolidated Financial Statements).

51	Management’s Discussion & Analysis

OFF-BALANCE SHEET ACCOUNTS RECEIVABLE SECURITIZATION PROGRAMS

NOVA Chemicals. NOVA Chemicals’ off-balance sheet financing activities are limited to participation in accounts receivable securitization programs. NOVA Chemicals has engaged in the current programs since 1999 to obtain lower financing rates than those available from other sources. The capacity of trade accounts receivable sold to a third party on a revolving basis is a maximum of $300 million, which represents a $50 million decrease in the program as compared to Dec. 31, 2007. The programs expire on June 30, 2010. At Dec. 31, 2008, $175 million in receivables were sold under the programs. Of the total amount, $84 million was sold via a special purpose entity (SPE) that is 100% owned by NOVA Chemicals. The SPE isolates the sold receivables and the related cash collections for the exclusive benefit of the purchasers. The Company has no right to any cash collected from these receivables; therefore, neither the receivables nor any obligation to the purchasers is reflected in NOVA Chemicals’ Consolidated Financial Statements. No other business is conducted through SPE’s.

On Feb. 13, 2009, the maximum amount of the programs was reduced from $300 million to $190 million and the expiration date was changed to February 2010. As of Mar. 5, 2009, $119 million was sold under the programs. See Note 23 in the Notes to Consolidated Financial Statements.

INEOS NOVA Joint Venture (North America). INEOS NOVA, which commenced operations on Oct. 1, 2007, entered into a $150 million accounts receivable securitization program in the third quarter of 2008 which expires in July 2010. At Dec. 31, 2008, $54 million in receivables were sold under the program. NOVA Chemicals’ 50% share of the receivables sold was $27 million. The INEOS NOVA joint venture has no right to any cash collected from these receivables; therefore, neither the receivables nor any obligation to the purchasers is reflected in either the INEOS NOVA joint venture financial statements or NOVA Chemicals’ Consolidated Financial Statements. As of Dec. 31, 2008, INEOS NOVA was in compliance with the covenants associated with this program.

INEOS NOVA Joint Venture (Europe). In November 2006, the INEOS NOVA joint venture (formerly NOVA Innovene European joint venture) entered into a five-year, €120 million accounts receivable securitization program. This program expires in November 2011. At Dec. 31, 2008, €50 million in receivables were sold under the program. NOVA Chemicals’ 50% share of the receivables sold was €25 million. The INEOS NOVA joint venture has no right to any cash collected from the sold receivables and control of the accounts receivable has been effectively transferred to the purchaser; therefore, neither the receivables nor any obligation to the purchaser is reflected in either the INEOS NOVA joint venture financial statements or NOVA Chemicals’ Consolidated Financial Statements. As of Dec. 31, 2008, INEOS NOVA was in compliance with the covenants associated with this program.

CAPITALIZATION

NOVA Chemicals’ net debt-to-total capitalization ratio was 62.6% at Dec. 31, 2008, 60.3% at Dec. 31, 2007, and 75.9% at Dec. 31, 2006. The ratio increased in 2008 compared to 2007 as a result of the decrease in shareholders’ equity due principally to a 19% decline in the Canadian dollar.

The ratio declined in 2007 compared to 2006 as cash on-hand increased as well as shareholders’ equity improved with positive earnings. In December 2006, NOVA Chemicals wrote down its styrene and polystyrene assets by $860 million ($772 million after-tax), which negatively impacted shareholders’ equity.

Management’s Discussion & Analysis	52

Dec. 31 (millions of U.S. dollars, except as noted)	2008	2007	2006
Long-term debt(1)	$1,652	$1,797	$1,780
Less: Cash and cash equivalents,	(74)	(118)	(53)
Restricted cash	(49)	(4)	(7)

Total debt, net of cash, cash equivalents, restricted cash	1,529	1,675	1,720
Shareholders’ equity	914	1,101	546

Total capitalization (2)	$2,443	$2,776	$2,266

Net debt to total capitalization	62.6%	60.3%	75.9%

(1)	Maturity dates for NOVA Chemicals’ current and long-term debt range from 2009 to 2025. Long-term debt includes current portion of long-term debt, the outstanding amount on the revolving credit facilities and bank loans.

(2)	Total capitalization reflects shareholders’ equity and total debt, net of cash, cash equivalents and restricted cash.

SUPPLEMENTAL MEASURES

NOVA Chemicals presents certain supplemental measures below, which do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. The Company believes that certain non-GAAP financial measures, when presented in conjunction with comparable GAAP financial measures, are useful to investors and other readers because the information is an appropriate measure for evaluating NOVA Chemicals’ operating performance. Internally, the Company uses non-GAAP financial information as indicators of business performance, with specific reference to these indicators. These measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with GAAP.

•

Adjusted EBITDA equals net income before interest expense, income taxes, depreciation and amortization, other gains and losses, mark-to-market feedstock derivatives and restructuring charges. In 2008, NOVA Chemicals changed its definition of adjusted EBITDA to exclude the non-cash mark-to-market impact of feedstock derivatives. The years ended Dec. 31, 2007 and 2006, have been restated accordingly. Adjusted EBITDA assists investors in determining NOVA Chemicals’ ability to generate cash from operations.

•

Adjusted net income equals net income (loss) plus (minus) after-tax mark-to-market feedstock derivative unrealized (gains) losses, after-tax restructuring charges and other after-tax non-recurring items. Adjusted net income allows investors to compare the underlying financial results for various periods.

•

Adjusted net income per share, diluted equals adjusted net income divided by diluted weighted-average common shares outstanding. Adjusted net income per share allows investors to analyze the underlying financial results for various periods on a comparative basis.

RECONCILIATION OF ADJUSTED NET INCOME AND ADJUSTED NET INCOME PER SHARE

	Years Ended
(millions of U.S. dollars, except per share amounts)	2008	2007	2006
Net income	$(48)	$347	$(703)
Non-GAAP Adjustments:
After-tax mark-to-market feedstock derivative unrealized losses (gains)	61	(13)	14
Insurance charge	—	—	13
Canadian tax-rate reduction benefit	—	(65)	(60)
After-tax restructuring charges	33	55	861

Adjusted net income	$46	$324	$125
Diluted weighted-average common shares outstanding	83.1	83.5	82.5

Adjusted net income per share	$0.55	$3.88	$1.52

53	Management’s Discussion & Analysis

•	Common shareholders’ equity at year-end is equal to common shareholders’ equity divided by outstanding common shares.

•

Interest coverage ratio is calculated as consolidated cash flow (excluding the INEOS NOVA joint venture) divided by consolidated interest expense for the preceding twelve-month period. This measure is provided to assist investors in calculating NOVA Chemicals’ compliance with debt covenants.

•

Debt to cash flow ratio equals net consolidated debt (including accounts receivable securitization funding), less preferred shares and cash and cash equivalents, divided by consolidated cash flow. Net consolidated debt and consolidated cash flow exclude amounts for the INEOS NOVA joint venture. This measure is provided to assist investors in calculating NOVA Chemicals’ compliance with debt covenants.

•

Net debt to total capitalization equals total debt, net of cash and cash equivalents, and restricted cash, divided by the sum of net debt and total common shareholders’ equity. This measure can be used to analyze the leverage of the Company.

•

Operating income (loss) equals net income (loss) before income taxes, interest expense and other gains and losses. This measure is provided to assist investors in analyzing NOVA Chemicals’ income from operations.

RECONCILIATION OF NET (LOSS) INCOME TO ADJUSTED EBITDA

(millions of U.S. dollars)	2008	2007	2006
Net (loss) income	$(48)	$347	$(703)
Income tax (recovery) expense	(66)	51	(144)
Other losses (gains)	2	(20)	(1)
Restructuring charges	37	86	985
After-tax mark-to-market feedstock derivative unrealized losses (gains)	87	(21)	20
Interest expense (net)	156	175	168
Depreciation and amortization	273	246	299

Adjusted EBITDA	$441	$864	$624

•	Return (loss) on average common equity is equal to net income (loss) divided by average common equity.

•	Total capitalization includes shareholders’ equity and total debt, net of cash and cash equivalents, and restricted cash.

DIVIDENDS AND DISTRIBUTIONS

COMMON SHARE DIVIDENDS

Historically, NOVA Chemicals has paid quarterly dividends on its common shares at the rate of $0.10 Canadian per share, representing an aggregate of $0.40 Canadian per share annually. In 2008, a total of $33 million Canadian dollars in dividends was paid on the Company’s common shares. Under the Arrangement Agreement with IPIC, NOVA Chemicals is restricted from declaring, setting aside or paying any dividends in excess of past practice. If the Company chooses to declare, set aside or pay a dividend, IPIC may reduce the consideration per common share by an amount equal to or less than the dividend.

SERIES A PREFERRED SHARE DIVIDENDS

NOVA Chemicals pays 0.5% annual dividends on the $198 million Series A preferred shares of its subsidiary.

Management’s Discussion & Analysis	54

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

The following represents the estimates most critical to the application of NOVA Chemicals’ accounting policies. For a summary of the Company’s significant accounting policies, please see Note 2 to the annual Consolidated Financial Statements. Management has discussed the development and selection of these critical accounting estimates with the Audit, Finance and Risk Committee of NOVA Chemicals’ Board of Directors, and the Audit, Finance and Risk Committee has reviewed the disclosure relating to such estimates in this Management’s Discussion & Analysis.

Inventories. NOVA Chemicals carries inventories at the lower of cost or net realizable value. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of purchase include the purchase price (net of discounts and rebates), import duties and other taxes and transport and handling costs. The costs of conversion include costs directly related to the units of production, such as labor, and a systematic allocation of fixed (i.e. depreciation) and variable production overhead costs that are incurred in converting the materials into finished goods. Other costs may include non-production overhead costs or the costs of designing products for specific customers. Cost is determined on a first-in, first-out (FIFO) basis. Prior to Jan. 1, 2008, the date of adoption of CICA 3031, Inventories, there was no allocation of fixed production overhead costs to inventory.

In the fourth quarter of 2008, there were significant decreases in prices of crude oil and other liquid petroleum products used to produce polyethylene, ethylene and co-products at NOVA Chemicals’ Corunna facility. As a result, Corunna’s commodity feedstocks and manufactured ethylene, co-products and polyethylene finished goods inventory have been written down to the lower of cost or estimated net realizable value as of Dec. 31, 2008, and a write-down of $129 million was recorded in Feedstock and operating costs in 2008. Estimated net realizable value was determined using accepted benchmark indices. No such write-down occurred in 2007 or 2006.

Property, Plant and Equipment (PP&E). NOVA Chemicals’ PP&E consists primarily of land, buildings and manufacturing equipment for producing petrochemicals. NOVA Chemicals values PP&E at historical cost. Financing costs incurred during major construction projects are capitalized as part of the cost of the asset until the asset is available for use. Costs related to turnaround activities are capitalized and amortized over the period remaining until the next turnaround activity, while maintenance and repair costs are expensed as incurred.

Judgmental aspects of accounting for PP&E involves determination of the useful lives of assets, the selection of an appropriate method of depreciation and determining whether an impairment of NOVA Chemicals’ assets exists and measuring such an impairment. These assessments are critical due to their potential impact on earnings and equity.

NOVA Chemicals is able to choose from alternative methods of depreciation. The straight-line method was chosen rather than other methods, such as units of production, because the straight-line method is more conservative, requires less estimation and judgment and is a systematic and rational basis reflecting the period over which the assets’ benefit is realized.

55	Management’s Discussion & Analysis

Net PP&E at Dec. 31, 2008, totaled approximately $2.8 billion. PP&E is tested for impairment at the lowest level for which identifiable cash flows exist. Impairment testing of the plant assets occurs whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company assesses recoverability by comparing the carrying amount of the asset group to the estimated future cash flows expected to be generated by the assets, undiscounted and without interest charges. If an asset is considered impaired, the impairment loss to be recognized is measured as the amount by which the asset’s carrying amount exceeds its fair value.

The estimate of PP&E fair value is based on estimated discounted future cash flows expected to be generated by the asset. The assumptions underlying cash flow projections represent management’s best estimates at the time of the impairment review. Factors that management must estimate include: industry and market conditions, sales volume and prices, costs to produce, inflation, etc. Changes in key assumptions or actual conditions, which differ from estimates, could result in an impairment charge. The Company uses reasonable, supportable and, where available, third-party, industry expert assumptions when performing impairment reviews.

NOVA Chemicals’ Olefins/Polyolefins business has an established, long-term record of profitability, and based on current asset carrying values and expected future cash flows, NOVA Chemicals has concluded the carrying value of the assets of the Olefins/Polyolefins business unit as of Dec. 31, 2008 and 2007, were appropriate.

During 2006, NOVA Chemicals restructured its traditional Styrenics business into two business units, Performance Styrenics (which includes North American EPS and styrenic Performance Polymers) and STYRENIX (which included the reportable segments of Styrene Monomer, North American SPS and NOVA Chemicals’ interest in NOVA Innovene, the 50:50 European joint venture with INEOS). The STYRENIX business unit is now part of the INEOS NOVA joint venture. In 2006, the Company recorded an after-tax charge of $46 million to write-off the asset value of its Chesapeake, Virginia, SPS plant and another $46 million to write-off the asset value of NOVA Innovene’s Carrington, UK, SPS facility as a result of the closure of these STYRENIX plants.

On Dec. 31, 2006, NOVA Chemicals used third-party forecasts of market conditions and product margins to assess the recoverability through projected future cash flows of the STYRENIX plant carrying values. The assets’ carrying value at Dec. 31, 2006, prior to write-down, was $1.1 billion. Fair value was estimated to be $242 million. Thus, the assets were written down to the estimated fair value, resulting in a non-cash charge of $860 million ($772 million after-tax).

On Oct. 1, 2007, NOVA Chemicals and INEOS expanded their European joint venture to include the North American Styrene and SPS businesses of both companies. The expanded joint venture is called INEOS NOVA. The contribution of assets was completed on a book value basis. In the fourth quarter of 2007, INEOS NOVA announced its plans to shut down the Montréal, Quebec, polystyrene facility, for which there was no book value remaining, and its plans to shut down the Belpre, Ohio, polystyrene facility, which resulted in a $32 million non-cash asset write-down for NOVA Chemicals. An impairment review was conducted at Dec. 31, 2008, and based on current asset carrying values and expected future cash flows of the expanded INEOS NOVA joint venture, NOVA Chemicals and the joint venture concluded that the carrying value of the assets as of Dec. 31, 2008, was appropriate.

NOVA Chemicals also conducted a review of its Performance Styrenics business unit’s assets at the end of 2008. Based on current asset carrying values and expected future cash flows of the Performance Styrenics business unit’s assets, NOVA Chemicals concluded that the carrying value of the business unit as of 2008 and 2007 was appropriate.

Asset Retirement Obligations. United States and Canadian GAAP require companies to record liabilities associated with future plant decommissioning and site restoration costs on both active and inactive plants at their fair value, based on a discounted value of the expected costs to be paid when the assets are retired. At Dec. 31, 2008, NOVA Chemicals had $23 million of accumulated reserve for these activities.

Management’s Discussion & Analysis	56

As a result of the commencement of the INEOS NOVA joint venture on Oct. 1, 2007, the asset retirement obligations associated with the plants that were contributed to the joint venture were removed from NOVA Chemicals’ liabilities. However, the joint venture was required to establish asset retirement obligations associated with the assets contributed by NOVA Chemicals and INEOS, and NOVA Chemicals included 50% of this obligation through proportionate consolidation in its results.

During 2008, 2007 and 2006, there were no business conditions or decisions that resulted in a requirement to increase or decrease the asset retirement obligations associated with active or divested sites. The obligations were increased as a result of the accretion of the liabilities. For inactive sites or sites that became inactive in 2008, 2007 and 2006, the reserves were generally considered adequate for the environmental remediation work required.

The Company undertook an evaluation of the costs to conduct decommissioning and site restoration to satisfy the projected obligations under applicable environmental requirements upon termination of operations at currently operating plant sites in 2003. Canadian GAAP required that the present value of inflation-adjusted decommissioning and site restoration costs be recorded as increases to the carrying values of the assets at that time and that this amount be depreciated over the estimated remaining lives of the assets. NOVA Chemicals determined that $131 million, at that time, might be required to decommission and restore operating plant sites. This amount does not include any deduction for salvage or land value that may be realized; however, these will be taken into consideration as the assets are depreciated. Because these plants may be in operation in excess of 40 years, significant uncertainty exists concerning the nature of the decommissioning and site restoration activities that may be required. Furthermore, significant judgment is involved in the estimation process, because the degree of natural attenuation, evolution of new technologies and potential land uses may mitigate future environmental liabilities and potential costs. In 2007, NOVA Chemicals’ engaged a third-party to perform a review of a sample of the Company’s active plant sites and required clean-up and restoration activities. The third party concluded that the cost estimates developed in 2003 continue to be reasonable estimates. No third-party review occurred in 2008.

The present value of this future amount (using a credit-adjusted risk-free rate of 10.5% to discount the estimated future cash flows) was approximately $19 million and was accrued in 2003 in anticipation of these activities. This estimated liability will increase, or accrete, each year over the lives of the active plants until it reaches the $225 million to $250 million expected to be incurred on closure of the plants. The resulting expense is referred to as accretion expense and is included in operating expenses. In each of 2008, 2007 and 2006, this expense was $2 million.

Pension Plans. NOVA Chemicals sponsors both defined benefit and defined contribution pension arrangements covering substantially all of its employees. For the defined contribution plans, the cost is expensed as earned by employees. For the defined benefit plans, obligations and expense are determined using actual discount rates and assumptions for mortality, termination, retirement and other rates, as well as the expected return on plan assets and the rate of increase for future compensation. The Company uses current mortality rate tables commonly used for actuarial calculations and selects other assumptions in line with past experience and current economic conditions. The return on plan assets is not the actual return, but an expected rate based on estimates of long-term rates of return for various asset classes and the investment strategy of the plans. The discount rate is based on actual market interest rates at the measurement date on high quality debt instruments with a duration or projected cash flows that match the timing and amount of expected benefit payments of NOVA Chemicals’ plans.

Canadian GAAP requires that actuarial gains and losses be recognized in NOVA Chemicals’ income using a systematic and consistent methodology. For defined benefit pensions, the Company amortizes such gains and losses over the estimated remaining service lifetime of the employee group to the extent these gains or losses exceed 10% of the greater of the accrued benefit obligation or market value of assets. This alternative avoids recognizing into income large unrealized gains or losses in individual years. Immediate recognition of such gains and losses would introduce significant volatility into NOVA Chemicals’ earnings. Cumulative unrealized actuarial gains and losses have ranged from a $61 million gain at Dec. 31, 1999, to a $235 million loss at Dec. 31, 2008. On Dec. 31, 2008, unrealized actuarial losses were $235 million.

57	Management’s Discussion & Analysis

On Sep. 28, 2007, NOVA Chemicals amended certain defined benefit pension plans in the United States. The amendments provided for benefits to be frozen as of Jan. 1, 2008, and transition relief to be provided to plan participants meeting certain age and service requirements. At the same time, NOVA Chemicals also enhanced benefits under one of its defined contribution plans. These actions serve to ascertain more certainty with regards to pension cost.

A total of $39 million, $52 million and $65 million was contributed in 2008, 2007 and 2006, respectively, to all of NOVA Chemicals’ defined benefit pension plans. The contributions were based on the most recently filed valuations with pension regulators in various countries. NOVA Chemicals contributed $14 million, $8 million and $8 million in 2008, 2007 and 2006, respectively, to the defined contribution plans.

Funding for NOVA Chemicals’ defined benefit pension plans is largely driven by the North American pension plans, as they constitute a significant portion of the Company’s pension plan assets and obligations. For 2009, funding for the defined benefit plans is expected to range between $40 and $50 million as employees accrue additional pension benefits and special payments are made to cover the shortfall between assets and obligations. The 2009 funding level reflects a reduction in employees associated with the downsizing initiative expected to occur in 2009. Contributions to defined contribution plans for 2009 are expected to be $10 million.

Income Taxes. The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current and future years for events that have been recognized in NOVA Chemicals’ financial statements or tax returns. Judgment is required in assessing future tax consequences. Variations in the actual outcome of these future tax consequences could materially impact NOVA Chemicals’ financial position or results of operations.

NOVA Chemicals has a valuation allowance and a tax reserve to provide for uncertain tax positions. The valuation allowance is used in situations where it is uncertain that the recorded tax benefit can be utilized in the future. This allowance primarily relates to the uncertain utilization of tax loss carryforwards. The allowance was increased by $41 million in 2008, $14 million in 2007 and $226 million in 2006. The tax reserve is used to provide for potential disputes with tax authorities. During 2008, the reserve was reduced by $20 million. During 2007, the reserve was reduced by $13 million due to the successful resolution of a dispute with the Belgian tax authorities. There were no changes to the tax reserve in 2006.

Management’s Discussion & Analysis	58

ACCOUNTING STANDARDS

Description	Date of adoption	Impact
Canadian GAAP
Canadian Institute of Chartered Accountants (CICA) 1535, Capital Disclosures, specifies disclosures of (1) information about the entity’s objectives, policies and processes for managing capital structure; (2) quantitative data about what the entity regards as capital; and (3) whether the entity has complied with externally imposed capital requirements and if it has not complied, the consequences of such non-compliance.	Jan. 1, 2008	Disclosure only

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.	Jan. 1, 2008	No material impact

CICA 3031, Inventories, replaces CICA 3030, Inventories. The new standard is the Canadian equivalent to International Financial Reporting Standard IAS 2, Inventories. The main features of CICA 3031 are: (1) measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost, including allocation of overheads and other costs to inventory; (2) cost of inventories of items that are not ordinarily interchangeable and goods or services produced and segregated for specific projects assigned by using a specific identification of their individual costs; (3) consistent use (by type of inventory with similar nature and use) of either first-in, first-out (FIFO) or weighted-average cost formula; (4) reversal of previous write-downs to net realizable value when there is a subsequent increase in value of inventories; and (5) possible classification of major spare parts and servicing stand-by equipment as property, plant and equipment (CICA 3061 — Property, Plant and Equipment, was amended to reflect this change).

NOVA Chemicals’ inventories are carried at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis and beginning Jan. 1, 2008, includes all costs of purchase, costs of conversion (direct costs and an allocation of fixed and variable production overhead costs) and other costs incurred in bringing the inventories to their present location and condition.

	Jan. 1, 2008	One-time credit on Jan. 1, 2008 to opening retained earnings and a corresponding increase in opening inventory of $47 million ($39 million after-tax)

Emerging Issues Committee (EIC) 169, Determining Whether a Contract is Routinely Denominated in a Single Currency, provides guidance on how under CICA 3855, Financial Instruments — Recognition and Measurement to define or apply the term “routinely denominated in commercial transactions around the world” when assessing contracts for embedded foreign currency derivatives. It also determines what factors can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around the world. EIC 169 must be applied retrospectively to embedded foreign currency derivatives in host contracts that are not financial instruments accounted for in accordance with CICA 3855.	Jan. 1, 2008	No material impact

59	Management’s Discussion & Analysis

Description	Date of adoption	Impact
Amendments to CICA 3855, Financial Instruments — Recognition and Measurement, and CICA 3862, Financial Instruments — Disclosures, permits reclassification of financial assets in specified circumstances. The amendments are intended to ensure consistency of Canadian GAAP with International Financial Reporting Standards (IFRS) and US GAAP and allow entities to move financial assets out of categories that require fair value changes to be recognized in net income. These assets will remain subject to impairment testing and the amendments involve extensive disclosure requirements.	Effective for reclassifications made on or after July 1, 2008	No material impact

EIC 172, Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain Recorded in Other Comprehensive Income provides the tax benefit from the recognition of previously unrecognized tax loss carryforwards, consequent to the recording of unrealized gains on available-for-sale financial assets in Other Comprehensive Income (OCI), should be recognized in income. This abstract will also apply in other circumstances when an unrealized gain is recognized in OCI.	Sep. 30, 2008	No material impact

CICA 1506, Changes in Accounting Policies and Estimates and Errors provides that an entity is permitted to change accounting policies only when it is required by a primary source of GAAP, or when the change results in a reliable and more relevant presentation in the financial statements.	Jan. 1, 2007	No material impact

CICA 1530, Comprehensive Income establishes standards for reporting and presentation of comprehensive income (loss), which is defined as the change in equity from transactions and other events and circumstances from non-owner sources. As a result of adopting CICA Section 1530, two new statements, Consolidated Statements of Changes in Shareholders’ Equity and Consolidated Statements of Comprehensive Income (Loss), have been presented. Comprehensive income (loss) is composed of NOVA Chemicals’ net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains (losses) on available-for-sale financial assets, foreign currency translation gains (losses) on the net investment in self-sustaining foreign operations and changes in the fair market value of derivative instruments designated as cash flow hedges (not including the amount of ineffectiveness, if any), all net of income taxes. The components of comprehensive income (loss) are disclosed in the Consolidated Statements of Changes in Shareholders’ Equity and Consolidated Statements of Comprehensive Income (Loss).	Jan. 1, 2007	No material impact

CICA 3251, Equity establishes rules for the presentation of equity and changes in equity during the reporting periods. The requirements of this Section have been effected in the presentation of the Consolidated Statements of Changes in Shareholders’ Equity.	Jan. 1, 2007	Disclosure only

Management’s Discussion & Analysis	60

Description	Date of adoption	Impact
CICA 3862, Financial Instruments — Disclosure and CICA 3863, Financial Instruments — Presentation replaces CICA Section 3861, Financial Instruments — Disclosure and Presentation and revises and enhances the disclosure requirements and carry forward, substantially unchanged, the presentation requirements. These new standards emphasize the significance of financial instruments for the entity’s financial position and performance, the nature and extent of risks arising from financial instruments and how these risks are managed. These new standards are applicable to interim and annual periods relating to fiscal years beginning on or after Oct. 1, 2007. NOVA Chemicals chose to early adopt these new standards.	Dec. 31, 2007	Disclosure only

CICA 3855, Financial Instruments — Recognition and Measurement is intended to harmonize Canadian, U.S. and International Financial Reporting Standards (IFRS) and establishes standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. Previous standards addressed disclosure and presentation matters only. All financial instruments, including derivatives, are included on the Consolidated Balance Sheets and are measured at fair value, except for held-to-maturity investments, loans and receivables and other financial liabilities, which are measured at amortized cost. CICA 3855 also requires financial and non-financial derivative instruments to be measured at fair value and recorded as either assets or liabilities, with the exception of non-financial derivative contracts that were entered into and continue to be held for the purpose of receipt or delivery of a non-financial item in accordance with NOVA Chemicals expected purchase, sale or usage requirements. Certain derivatives embedded in non-derivative contracts must also be measured at fair value. Any changes in fair value of recognized derivatives are included in net income in the period in which they arise unless specific hedge accounting criteria are met. Also, it is NOVA Chemicals’ policy that transaction costs related to all financial assets and liabilities be added to the acquisition or issue cost, unless the financial instrument is classified as held-for-trading, in which case the transaction costs are recognized immediately in net income.	Jan. 1, 2007	Because the standard requires long-term debt to be measured at amortized cost, certain deferred debt discount and issuance costs that were previously reported as long-term assets on the Consolidated Balance Sheets were reclassified on a prospective basis and are now being reported as a reduction of the respective debt obligations ($17 million was reclassified as of Jan. 1, 2007). Also, certain investments in non- affiliated entities classified as available- for-sale are now measured at fair value. Previously, these investments were measured at cost. On Jan. 1, 2007 the impact of this change was not material.

61	Management’s Discussion & Analysis

Description	Date of adoption	Impact
CICA 3865, Hedges replaces and expands AcG-13, Hedging Relationships and the hedging guidance in CICA 1650, Foreign Currency Translation and sets the standards for when and how hedge accounting may be applied, further restricting which hedging relationships qualify for hedge accounting. Also included in the standard is the concept that the ineffective portion of an otherwise qualifying hedging relationship would be included in earnings of the period. Hedge accounting ensures the recording, in the same period, of counterbalancing gains, losses, revenues and expenses from designated derivative financial instruments as those related to the hedged item.	Jan. 1, 2007	As a result of adopting CICA 3865, NOVA Chemicals has reclassified, on a prospective basis from various current and long-term liability accounts to Long-term debt on the Consolidated Balance Sheets, a deferred gain of $4 million which represented the remaining gain on settlement of a derivative instrument previously (under AcG-13) designated as a hedge.

EIC 166, Accounting Policy for Transaction requires an entity to disclose the accounting policy for transaction costs for all financial assets and liabilities other than those classified as held for trading. Transaction costs can either be recognized in net income or added to the initial carrying amount of the asset or liability it is directly attributable to. The same accounting policy must be chosen for all similar financial instruments, but a different accounting policy may be chosen for financial instruments that are not similar. EIC 166 should be applied retrospectively to transaction costs accounted for in accordance with CICA Section 3855 in financial statements issued for interim and annual periods ending on or after Sept. 30, 2007. NOVA Chemicals’ accounting policy with respect to transaction costs has been to capitalize all transaction costs for all financial instruments (except for those classified as held for trading). This policy did not change as a result of adopting EIC 166.	Sep. 30, 2007	No material impact

EIC 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date clarifies inconsistencies regarding accounting for stock- based awards granted to employees who are either eligible for retirement at the grant date or will be eligible before the end of the vesting period. Compensation costs for stock-based awards for employees eligible to retire at the grant date must be recognized at the grant date. Compensation costs for stock-based awards for employees who will become eligible to retire during the vesting period should be recognized over the period from the grant date to the date on which the employee becomes eligible to retire. Application of this standard has resulted in acceleration of the recognition of stock-based compensation expenses.	Dec. 31, 2006	Prior periods presented have been retroactively adjusted, reducing net loss in 2005 by $3 million ($0.04 per share diluted).

Measurement Date. Effective Jan. 1, 2006, NOVA Chemicals changed the measurement date for reporting related to its defined benefit plans from Nov. 30 to Dec. 31. This change in measurement date has been used consistently in 2007 and 2008.	Jan. 1, 2006	No material impact

In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards (IFRS) will be required for interim and annual financial statements relating to fiscal years beginning on or after Jan. 1, 2011 for publicly accountable profit-oriented enterprises. IFRS will replace Canada’s current GAAP for listed companies and other profit-oriented enterprises that are responsible to large or diverse groups of stakeholders. Companies will be required to provide one year of comparative data in accordance with IFRS. The table below describes NOVA Chemicals’ IFRS convergence plan. NOVA Chemicals is on track to meet the major milestones.

Management’s Discussion & Analysis	62

IFRS CHANGEOVER PLAN: ASSESSMENT AS OF DEC. 31, 2008

Key Activity	Milestones/Deadlines	Effort Accomplished/ Remaining Effort to Complete

Financial statement preparation: Identification of differences in Canadian GAAP/IFRS accounting policies and choices

•      Selection of IFRS 1 accounting policy choices

•      Selection of NOVA Chemicals’ continuing IFRS policies

•      Quantification of effects of IFRS 1

•      Preparation of mock-up disclosures

Mar. 31, 2010

•      Elections for most optional exemptions and mandatory exemptions in IFRS 1 determined

•      Selected accounting policies in certain areas; accounting policy decisions remain in a number of areas

•      Must quantify effects of IFRS 1 elections

•      Must prepare mock-up for disclosures

Infrastructure:

IFRS expertise identification and development at level of:

•      Operating division accounting staff

•      Corporate finance and consolidation group

•      Senior Executive and Board level, including Audit, Finance and Risk Committee

	Ready for commencement of 2010 conversion exercise (approximately Q4 2009)	• IFRS Steering team and project members identified and training is ongoing • Audit, Finance & Risk Committee will approve IFRS policy decisions and recommended accounting policy changes

Infrastructure:

Information Technology

•      Systematic processing changes

•      Program upgrades/changes

•      One-off calculations (IFRS 1)

•      Disclosure data gathering

•      Scope of consolidation package

•      Budget/plan/forecast monitoring process

	Ready for parallel processing of 2010 general ledgers and planning/monitoring process (approximately Q4 2009)	• Scoping and investigation phases substantially complete • Hardware and software acquired • Direction established and resources identified • Testing phase scheduled to begin in Q2 2009

Business Policy Assessment: Financial covenants and practices (including securitization programs)	If necessary, renegotiate covenants by end of Q1 2010	• Identification of all relevant GAAP- dependent covenants and contracts in process • Assessment of current accounts receivable securitization programs compliance underway

Control Environment: • Accounting policy determination, documentation and implementation • Independent review of applications • Update Controller’s Guide • Update Sarbanes-Oxley control narratives

•      Review and approval by management and Audit, Finance & Risk Committee of all accounting policy changes by end of Q3 2010

•      Implementation audit reviewed by Internal Audit in Q4 2010

•      CEO/CFO certification process updated by Q4 2010

• Identification of all material accounting policy changes underway • Documentation of changes in Controller’s Guide and SOX narratives has not begun

Communication Strategy	Strategy completed by end of Q2 2010	• Identified internal and external stakeholders • Implement external communication strategy

63	Management’s Discussion & Analysis

MARKET AND REGULATORY RISK

The Audit, Finance and Risk Committee of NOVA Chemicals’ Board of Directors regularly reviews foreign exchange, interest rate and commodity hedging activity and monitors compliance with the Company’s hedging policy. NOVA Chemicals’ policy prohibits the use of financial instruments for speculative purposes and limits hedging activity to the underlying net economic exposure. See additional information in Note 20 on page 120. Additional risks inherent in the Company’s business and operations are discussed in the Company’s Annual Information Form among other publicly filed disclosures.

FOREIGN EXCHANGE HEDGING

NOVA Chemicals has U.S., Canadian and European-based petrochemical operations which expose the Company to both translation and transaction effects resulting from changes in currency exchange rates. Through Sep. 30, 2008, all of NOVA Chemicals’ operations were considered self-sustaining and were translated into U.S. dollars for reporting purposes using the current rate method. Resulting translation gains or losses were deferred in AOCI until there was a realized reduction of the net investment in the foreign operation. Transaction currency effects occur when NOVA Chemicals or one of its subsidiaries incurs monetary assets or liabilities in a currency different from its functional currency.

Through Sep. 30, 2008, NOVA Chemical’s functional currency was the Canadian dollar which exposed the Corporation to currency risks from its investing, financing and operating activities. The Company has established a policy which provides a framework for foreign currency management, hedging strategies and defines approved hedging instruments. Hedging instruments may be used to minimize the gains and losses due to short-term foreign currency exchange rate fluctuations. The exposure that may be hedged in accordance with the Company’s foreign exchange policy is limited to operational transaction exposure and is generally used only to balance out NOVA Chemicals’ cash positions. Foreign currency risks resulting from the translation of assets and liabilities of foreign operations into NOVA Chemicals’ functional currency were generally not hedged; however, the Company could have hedged this risk under certain circumstances.

Foreign currency risks also may result from certain investing activities such as the acquisition and disposal of investments in foreign companies and may be caused by financial liabilities in foreign currencies and loans in foreign currencies that are extended to affiliated entities for financing purposes. In recent years, these risks generally have not been hedged.

NOVA Chemicals’ subsidiaries and affiliated entities generally execute their operating activities in their respective local currencies. NOVA Chemicals historically has not used currency derivatives to hedge such payments.

At December 31, 2008, NOVA Chemicals had no outstanding foreign currency derivative instruments. At Dec. 31, 2007, NOVA Chemicals had an outstanding foreign currency swap for the purpose of balancing the Company’s cash position. The swap was set up to buy $63 million Canadian dollars (sell $63.6 million U.S. dollars) for value on Dec. 31, 2007, and sell $63 million Canadian dollars (buy $63.6 million U.S. dollars) on Jan. 2, 2008. The fair value of the swap was not material to the Consolidated Financial Statements.

At Dec. 31, 2008 and 2007, the INEOS NOVA joint venture also had several short-term foreign currency swaps outstanding, maturing through Jan. 29, 2009 and Feb. 29, 2008, respectively. NOVA Chemicals’ 50% share of the swaps fair value was not material to the Consolidated Financial Statements.

In the third quarter of 2008, the INEOS NOVA joint venture obtained independent financing through a North American accounts receivable securitization program. This significantly eliminated the joint venture’s reliance on NOVA Chemicals to fund operations. As a result of this change in circumstances, NOVA Chemicals undertook a review of the functional currency exposures of all of its businesses and concluded that the currency exposures of its Canadian entities predominately are now U.S. dollars. Accordingly, as required by generally accepted accounting principles, NOVA Chemicals commenced recording transactions in its Canadian entities using U.S. dollars as the functional currency effective Oct. 1, 2008. This results in all foreign currency impacts of holding Canadian dollar denominated financial assets and liabilities being recorded through the income statement rather than being included in translation gains and losses deferred in AOCI. NOVA Chemicals accounted for this change prospectively and any

Management’s Discussion & Analysis	64

amounts that had been previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in the Canadian entities. The translated amount on Sep. 30, 2008, became the historical basis for all items as of Oct. 1, 2008. NOVA Chemicals continues to hold investments in joint ventures and other subsidiaries with differing functional currencies and these will continue to be classified as self-sustaining operations, with translation gains and losses deferred in AOCI.

NOVA Chemicals’ investing, financing and operating activities continue to be exposed to currency risks, which effective Oct. 1, 2008, includes both translation and transaction effects. NOVA Chemicals is currently reviewing the need to amend its foreign exchange policy in order to better manage foreign currency risks in the current economic environment.

As of Dec. 31, 2008, NOVA Chemicals had a net liability position of $857 million in non-U.S. dollar currencies. Each 1% weakening (strengthening) of the Canadian dollar against the U.S. dollar would decrease (increase) the value of the net liability by $7 million after-tax. Any change in the Euro would not be material.

Currency risks, as defined by CICA Section 3862, arise when a monetary financial instrument is denominated in a currency that is not the functional currency.

COMMODITY PRICE RISK MANAGEMENT AND HEDGING

NOVA Chemicals uses commodity-based derivatives to manage its exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate the risk of adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements. The extent to which commodity-based derivatives are used depends on market conditions and requires adherence to the Company’s hedging policy. NOVA Chemicals limits its positions in futures markets to proprietary feedstock requirements and does not use derivative instruments for speculative purposes.

Commodity swaps are sometimes used and designated as fair value hedges intended to hedge the fair value of NOVA Chemicals’ crude inventory against changes in the market price. As of Dec. 31, 2008, the Company had no outstanding commodity-based derivatives designated as fair value hedges. Open commodity-based derivatives as of Dec. 31, 2007, used to hedge NOVA Chemicals’ crude inventory value matured in January 2008 and were not material. Unrealized gains and losses on derivative instruments designated and qualifying as fair value hedging instruments, as well as the offsetting unrealized gains and losses on the hedged items, are included in income in the same accounting period within Feedstock and operating costs in the Consolidated Statements of Income (Loss).

In addition, the Company utilizes options, swaps and futures instruments as economic hedges of commodity price exposures, but do not meet the hedge accounting criteria of CICA Section 3865, Hedges or are not designated as qualifying hedges. Gains and losses on these commodity-based derivatives are included in Feedstock and operating costs in the Consolidated Statements of Income (Loss).

EQUITY FORWARD CONTRACTS

Equity forward contracts were used to manage exposures to fluctuations in NOVA Chemicals’ stock-based compensation costs, as the costs of the plans vary as the market price of the underlying common shares changes. For further details on NOVA Chemicals’ equity forward contracts, see Stock-Based Compensation, Forward Transactions and Profit Sharing on page 43.

65	Management’s Discussion & Analysis

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not have sufficient funds available to meet its liabilities. NOVA Chemicals seeks to maintain liquidity within a targeted range in the form of cash and cash equivalents and undrawn revolving credit facilities to position the Company to make scheduled cash payments, pay down debt, ensure ready access to capital, and assist in the solvency and financial flexibility of Company operations. Adjustments to the liquidity reserve are made upon changes to economic conditions, anticipated future debt maturities, underlying risks inherent in Company operations and capital requirements to maintain and grow operations. Liquidity totaled $573 million at Dec. 31, 2008 and $552 million at Dec. 31, 2007. NOVA Chemicals’ primary objective has always been to focus on and monitor liquidity and cash flow. In the past, NOVA Chemicals monitored capital on the basis of the net debt-to-capitalization ratio. This ratio was a financial covenant required to be maintained for two of NOVA Chemicals’ five revolving credit facilities. This requirement was eliminated in March 2008 and was replaced with a net debt-to-cash flow covenant.

Repayment of amounts due within one year may be funded by cash flows from operations, cash on-hand, undrawn revolving credit facilities, accounts receivable securitization programs and internal actions taken to reduce costs and conserve cash. Capital markets transactions may also be used in managing the balance between maturing obligations and available liquidity. Please refer to Note 23 in the Notes to Consolidated Financial Statements for events that occurred subsequent to year-end which affected liquidity. The Company’s future liquidity is dependent on these actions and many other factors such as cash generated from ongoing operations, internal actions taken to reduce costs and conserve cash and other potential sources of financing.

CREDIT RISK MANAGEMENT

Counterparty credit risk on financial instruments arises from the possibility that a counterparty to an instrument in which NOVA Chemicals is entitled to receive payment fails to perform on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair value of contracts with individual counterparties which are recorded in the Consolidated Financial Statements.

For derivative financial instruments, NOVA Chemicals has established a limit on contingent exposure for each counterparty based on the counterparty’s credit rating. Credit exposure is managed through credit approval and monitoring procedures. NOVA Chemicals does not anticipate that any counterparties it currently transacts with will fail to meet their obligations. At Dec. 31, 2008 and Dec. 31, 2007, NOVA Chemicals had no credit exposure for foreign currency, interest rate or share-based instruments. At Dec. 31, 2008, NOVA Chemicals had $1 million of credit exposure for commodity-based instruments (Dec. 31, 2007 — $20 million).

In order to manage credit and liquidity risk, NOVA Chemicals invests only in highly rated instruments that have maturities of six months or less. Limits on the term of an investment, the type of investment and concentration limits per institution are established. Typically NOVA Chemicals invests only in overnight bank term deposits.

Trade credit risk includes an unexpected loss in cash and earnings if a customer is unable to pay its obligations or the value of security provided declines. Trade receivables over 30 days were up from 1% at Dec. 31, 2007, to 5% at Dec. 31, 2008, of total trade receivables, but there is no indication as of Dec. 31, 2008, that debtors will not meet their obligations. Historically, trade receivable credit losses (bad debt write-offs) have been immaterial and bad debt expense continues to be immaterial in 2008.

GOVERNMENT REGULATION AND ENVIRONMENTAL PROTECTION

Like other companies in the plastics and chemical industry, NOVA Chemicals is subject to extensive environmental laws and regulations at all levels of government. These laws and regulations concern the manufacturing, processing and importation of certain petrochemical substances, discharges or releases (air, land or water) and the generation, handling, storage, transportation, treatment, disposal and clean-up of regulated materials. NOVA Chemicals is exposed to costs arising from its environmental compliance.

Management’s Discussion & Analysis	66

Although NOVA Chemicals believes that its businesses, operations and facilities are being operated in material compliance with applicable environmental laws and regulations, the operation of any petrochemical facility and the distribution of petrochemical products involve the risk of accidental discharges of toxic or hazardous materials, personal injury and property and environmental damage.

Furthermore, applicable environmental laws and regulations are complex, change frequently and provide for substantial fines, regulatory penalties and criminal sanctions in the event of non-compliance. In addition, substantial costs can sometimes result from orders that require rectification of environmental conditions. NOVA Chemicals cannot provide assurance that it will not incur substantial costs or liabilities as a result of such occurrences or the enforcement of environmental laws.

From time to time, NOVA Chemicals has entered into consent agreements or been subject to administrative orders for pollution abatement or remedial action. Under some environmental laws, NOVA Chemicals may be subject to strict and, under certain circumstances, joint and several liability for the costs of environmental contamination on or from its properties and at off-site locations where NOVA Chemicals disposed of or arranged for disposal or treatment of hazardous substances and may also incur liability for related damages to natural resources. NOVA Chemicals has been named as a potentially responsible party under the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or its state equivalents, at several third-party sites. NOVA Chemicals cannot provide assurance that significant costs will not be incurred.

In 1985, NOVA Chemicals adopted the Responsible Care initiative as the basis for its overall safety, health, environment, security and risk program. Responsible Care is a global chemical industry performance initiative created by the Canadian Chemical Producers’ Association (CCPA) in 1985 and adopted by the American Chemistry Council (ACC) in the United States in 1988. Responsible Care currently is practiced by chemical industry associations in over 50 countries worldwide. Responsible Care requires participants to commit to the responsible management of the total life cycle of their products.

NOVA Chemicals is active in a number of voluntary environmental initiatives to reduce emissions and wastes from its facilities, including participation in the CCPA’s National Emissions Reduction Masterplan.

In 2002, Canada ratified the Kyoto Protocol thereby committing it to legislating reductions in air emissions that contribute to climate change. In 2007, the Canadian federal government released its plan for reducing industrial air emissions, including an ultimate goal of reducing greenhouse gas emissions by 20% from 2006 levels by the year 2020 and by 60 — 70% by 2050. Existing facilities are anticipated to be required to reduce greenhouse gas emissions intensity by 18% from 2006 levels beginning in the year 2010. The federal plan is proposed to be implemented through a series of amendments to existing regulations, which are expected to begin in 2009. As a result, legally binding greenhouse gas emission reduction targets will be imposed on NOVA Chemicals’ operations in Canada. The Canadian federal goverment currently is reviewing its climate change strategy and the potential impact of the proposed amendments is uncertain.

In addition to the anticipated federal regulations, most Canadian provinces are also contemplating some form of greenhouse gas emissions reduction legislation. In Alberta, the Specified Gas Emitters Regulation under the Climate Change and Emissions Management Act came into force in 2007, imposing annual reductions targets on facilities that emit greenhouse gases. Established facilities are required to reduce carbon dioxide equivalent gases by 12% from a 2003-2005 average emissions intensity (baseline). In compliance with the regulations, NOVA Chemicals submitted the greenhouse gas emissions baseline data and the 2007 emissions data, certified by an independent consultant. Based upon the data submitted, NOVA Chemicals reduced emissions in excess of the provincial requirements. NOVA Chemicals has implemented emission intensity reduction improvements and expects it will be able to consistently comply with the regulations, assuming normal operating conditions.

In the United States, greenhouse gas emission regulations are under consideration and some states have announced an intention to implement omission reduction programs. NOVA Chemicals’ facilities in the United States, currently emit greenhouse gases at levels below the anticipated minimum regulatory thresholds.

NOVA Chemicals is developing and implementing a variety of initiatives to reduce greenhouse gas emissions and improve energy efficiency across its operations. Due to the uncertainty of long-term regulatory requirements, NOVA Chemicals cannot provide assurance that it will not incur substantial costs to meet greenhouse gas emission reduction requirements or whether they will be material.

67	Management’s Discussion & Analysis

SUMMARIZED QUARTERLY FINANCIAL INFORMATION

three months ended (millions of U.S. dollars, except where noted)	2008				2007

	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Revenue	$1,153	$2,088	$2,213	$1,912	$1,795	$1,755	$1,676	$1,506
Operating (loss) income	$(318)	$188	$67	$107	$114	$188	$150	$101
Net (loss) income	$(214)	$98	$18	$50	$126	$97	$80	$44
Net (loss) income per common share
— Basic	$(2.56)	$1.18	$0.21	$0.60	$1.52	$1.17	$0.97	$0.53
— Diluted	$(2.56)	$1.18	$0.21	$0.60	$1.51	$1.16	$0.96	$0.53
Adjusted net (loss) income per common share
— Diluted	$(2.30)	$1.00	$1.00	$0.85	$1.53	$1.01	$1.00	$0.33
Weighted-average common shares outstanding (millions)
— Basic	83.2	83.2	83.1	83.1	83.0	83.0	82.9	82.7
— Diluted	83.2	83.2	83.2	83.2	83.4	83.8	83.7	83.5

QUARTERLY EARNINGS TRENDS

In 2008, business results for the first three quarters were characterized by solid margins, strong domestic and export sales volumes, and an expanding Alberta Advantage, against a backdrop of rising feedstock and selling prices. In the fourth quarter, an unprecedented drop in commodity prices and rapid deterioration in the global economy combined to cause all business segments to report much weaker results. The decline in net income in the first quarter of 2008 compared with the fourth quarter of 2007 was due to weaker margins primarily driven by higher feedstock costs and a six-cent per pound reduction in the Alberta Advantage, and a $12 million after-tax increase in unrealized losses on mark-to-market feedstock derivatives. As compared to the first quarter, adjusted net income improved in the second and third quarters due to higher margins in the Olefins/Polyolefins business that were only partially offset by weaker margins for the INEOS NOVA joint venture and Performance Styrenics businesses. Selling price increases outpaced higher feedstock costs in Olefins/ Polyolefins, while the opposite was true for the Styrenics-related businesses, which were negatively affected by greater exposure to weakening construction and consumer durables markets. Additionally, the Alberta Advantage strengthened as feedstock costs on the USGC rose much faster than natural gas prices in Alberta. The Advantage attained a record high of 28 cents per pound in the third quarter. While adjusted net income was relatively stable in the second and third quarters, net income was more volatile, driven by swings in unrealized gains and losses on mark-to-market feedstock derivatives. Net income fell in the second quarter primarily due to $61 million in after-tax unrealized losses on mark-to-market feedstock derivatives, whereas net income increased in the third quarter due to $15 million in after-tax unrealized gains on mark-to-market feedstock derivatives, a favorable change of $76 million quarter-over-quarter. In the fourth quarter, net income declined due to the unprecedented correction in energy and petrochemical prices, historic sharp selling price reductions that outpaced flow-through feedstock cost decreases, lower sales volumes and a sharp reduction in the Alberta Advantage. Atypical factors accelerated the decline. The precipitous drop in the cost of feedstocks like crude oil and benzene resulted in a large negative inventory flow-through impact of $294 million after-tax and a $90 million after-tax write-down to adjust inventories to net realizable values. These negative impacts were only partially offset by a $142 million after-tax gain related to a change in functional currency effective Oct. 1, 2008.

The improvement in net income in the first quarter of 2007 was due to strengthening margins, cost reductions and mark-to-market unrealized gains on feedstock derivatives ($17 million after-tax) offset somewhat by the negative impact of the Canadian rail strike ($8 million after-tax). Net income increased in the second quarter due to significant margin improvement in the Olefins/Polyolefins business unit. While market ethylene and polyethylene price increases were offset by higher feedstock costs on the U.S. Gulf Coast, NOVA Chemicals’ feedstock costs increased only slightly resulting in improved margins. The Alberta Advantage was significant in the second quarter at approximately 13¢ per pound. In the third and fourth quarters, the Olefins/Polyolefins business unit reported record adjusted EBITDA due to strong domestic and export demand and improving margins as price increases exceeded feedstock cost changes. Margins improved as industry price increases, driven by rising market feedstock costs, outpaced the Company’s Alberta based feedstock costs. The Alberta Advantage averaged a record 27¢ per pound by year- end, 17¢ per pound on average for the full year. As previously mentioned, several other items also impacted NOVA Chemicals’

Management’s Discussion & Analysis	68

earnings in 2007 including restructuring charges of $55 million after-tax, $25 million impact of a stronger Canadian dollar, Canadian federal tax-rate reduction benefit of $65 million, $13 million non-cash tax benefit associated with a Belgium tax case, the Canadian rail strike negative impact of $8 million after-tax and the sale of the previously shutdown Chesapeake, Virginia, facility and other incidental land of $14 million after-tax.

FOURTH QUARTER 2008 OVERVIEW

Net loss for the fourth quarter was $214 million ($2.56 loss per share) compared to net income of $98 million ($1.18 per share) for the third quarter of 2008 and net income of $126 million ($1.51 per share) for the fourth quarter of 2007. Several factors, including inventory flow-through impact primarily in the Corunna and INEOS NOVA joint venture segments and a year-end inventory write-down partially offset by a change in the functional currency of the Company’s Canadian operations, had the net impact of reducing earnings in the fourth quarter 2008 by $(242) million ($(2.91) per share).

The following table summarizes the adjusted EBITDA by business unit

	Three Months Ended			Year Ended
(millions of U.S. dollars)	Dec. 31 2008	Sep. 30 2008	Dec. 31 2007	Dec. 31 2008	Dec. 31 2007
Adjusted EBITDA(1)
Olefins/Polyolefins(2)	$(210)	$282	$308	$576	$975
INEOS NOVA Joint Venture	(77)	(13)	(6)	(78)	17
Performance Styrenics	(35)	(8)	—	(45)	(5)
Corporate	96	(27)	(30)	(12)	(123)

Adjusted EBITDA	$(226)	$234	$272	$441	$864

(1)	See Supplemental Measures on page 53.

(2)	Olefins/Polyolefins consists of Joffre Olefins, Corunna Olefins and Polyethylene segments.

The Olefins/Polyolefins business unit reported an adjusted EBITDA loss of $210 million, down significantly from the adjusted EBITDA gain of $282 million in the third quarter of 2008. The quarter-over-quarter decline was due to the unprecedented decline in energy and petrochemical prices, the historical sharp selling price reductions that outpaced flow-through feedstock cost decreases, lower sales volumes and an inventory write-down.

The Joffre Olefins segment reported adjusted EBITDA of $107 million in the fourth quarter of 2008 despite the extreme volatility in energy and petrochemical markets, down from $226 million in the third quarter of 2008. Margins declined in the fourth quarter due to selling prices that fell faster than feedstock costs and lower sales volumes. Industry average prices for ethylene fell 43% driven by sharply lower feedstock costs in the United States Gulf Coast (USGC) region. Alberta ethane costs were 20% lower in the fourth quarter. Natural gas prices fell 26% due to sharply lower crude oil prices and ample inventories. In comparison, average USGC ethane prices fell 61% due to effects of hurricanes Gustav and Ike, and the historic decline in energy product markets which weakened demand and caused inventories to accumulate. As a result, the Alberta Advantage fell to an average of 2¢ per pound in the fourth quarter of 2008.

69	Management’s Discussion & Analysis

Corunna Olefins reported an adjusted EBITDA loss of $221 million in the fourth quarter of 2008, compared to an adjusted EBITDA gain of $1 million in the third quarter of 2008. The decline was due to flow-through feedstock costs that lagged the precipitous drop in selling prices, lower sales volumes and a write-down of inventory to net realizable value as of Dec. 31, 2008. The reduction in feedstock costs resulted in significant reductions in working capital in the fourth quarter. In the fourth quarter of 2008, the average WTI crude oil price declined 50%, while NOVA Chemicals’ average flow-though crude oil costs fell just 14%. Average co-product selling prices in the fourth quarter were 44% lower and sales volumes were 10% lower than the third quarter of 2008. Industry average prices for ethylene declined 43% driven by sharply lower feedstock costs in the USGC region.

The Polyethylene segment reported an adjusted EBITDA loss of $120 million in the fourth quarter of 2008, compared to adjusted EBITDA of $61 million in the third quarter of 2008. The quarter-over-quarter decline was due to lower margins as selling prices fell more rapidly than feedstock costs, and lower sales volumes. NOVA Chemicals’ sales volume was 747 million pounds in the fourth quarter versus 864 million pounds in the third quarter of 2008. After weak sales volumes in October and November, NOVA Chemicals sold 345 million pounds in December, the highest volume for any December and the second highest monthly sales volume on record. International sales volume represented 14% of total sales which was lower than the 17% in the prior quarter, but equal to the five-year average. Early in the fourth quarter, export sales were unprofitable due to the rapid decline in feedstock costs that brought polyethylene prices down even faster in export markets than in North America. The export window re-opened in late November as international prices began to rise and demand recovered.

NOVA Chemicals’ 50% share of INEOS NOVA provided an adjusted EBITDA loss of $77 million in the fourth quarter of 2008, compared to an adjusted EBITDA loss of $13 million in the third quarter of 2008. Selling prices for both styrene monomer and polystyrene declined much faster than flow-through feedstock costs, and volumes fell significantly in the fourth quarter versus the third quarter of 2008. In North America, business performance was negatively affected by the unprecedented decline in energy and petrochemical markets and the deepening recession, which led to significant declines in durable goods consumption and production. Benzene, the major raw material for styrene and polystyrene production, declined 85% from its peak in August to mid-December, with most of the change occurring in the fourth quarter. In Europe, the situation was very similar and monomer and polymer selling price declines in both regions led customers to dramatically curtail purchases and reduce inventories. Industry prices for styrene and polystyrene in North America fell 35% and 18% respectively, while European polystyrene prices fell 39% in the fourth quarter of 2008 versus the third quarter of 2008.

At the end of 2008, INEOS NOVA achieved an annualized run rate of $80 million of synergies, up from $63 million at the end of the third quarter of 2008. The business is on track to deliver synergies at an annualized target rate of $135 million by the end of 2009 through further cost cutting and business optimization. NOVA Chemicals’ share of any savings is 50%.

Performance Styrenics reported an adjusted EBITDA loss of $35 million in the fourth quarter of 2008 compared to a loss of $8 million in the third quarter of 2008. The decrease primarily was due to lower margins as flow-through feedstock costs declined less than selling prices, and sales volumes declined across all product lines. The Company plans to completely restructure this business unit in 2009, resulting in an anticipated fixed cost reduction of 40% and a significant decline in working capital requirements.

Corporate adjusted EBITDA was $123 million higher in the fourth quarter of 2008 as compared to the third quarter of 2008 primarily due to a change in the the Company’s functional currency during the fourth quarter of 2008, resulting in a $117 million foreign exchange gain (see page 46).

NOVA Chemicals also recorded restructuring charges totaling $32 million ($29 million after-tax). These charges, which are included in Corporate, include the following: impairment charges related to certain joint venture and equity investments, costs incurred for discontinued capital projects and other restructuring costs related to actions taken to reduce costs. Refer to page 45 of the MD&A for further discussion.

Management’s Discussion & Analysis	70

Liquidity at the end of the fourth quarter was $573 million, up from $510 million at the end of the third quarter of 2008. NOVA Chemicals increased liquidity by a total of $90 million in the second half of 2008. Net debt was reduced by $290 million in the fourth quarter, including a reduction in accounts receivable securitization balances of $150 million. Subsequent to the end of the fourth quarter, NOVA Chemicals and its core banks amended covenants that should give the Company use of its major credit lines during the first half of 2009 subject to complying with certain conditions. See Liquidity on page 49 for details.

SHARE DATA

COMMON SHARES ISSUED AND OUTSTANDING

(number of shares)	For the period ended Mar. 5, 2009	2008	2007	2006
Beginning of period	83,160,889	83,054,528	82,561,272	82,364,899
Issued upon exercise of options	—	106,361	493,256	196,373

End of period	83,160,889	83,160,889	83,054,528	82,561,272

EMPLOYEE INCENTIVE STOCK OPTIONS

(number of shares)	For the period ended Mar. 5, 2009	2008	2007	2006
Beginning of period	3,841,359	4,054,567	5,478,697	5,107,611
Granted	—	220,350	174,100	1,007,259
Exercised	—	(134,712)	(1,547,696)	(567,795)
Cancelled	(462,750)	(298,846)	(50,534)	(68,378)

End of period	3,378,609	3,841,359	4,054,567	5,478,697

DISCLOSURE CONTROLS AND PROCEDURES

Based on NOVA Chemicals’ management’s evaluation (with the participation of its principal executive officer and principal financial officer), as of Dec. 31, 2008, NOVA Chemicals’ principal executive officer and principal financial officer have concluded that NOVA Chemicals’ disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are effective to ensure that information required to be disclosed by NOVA Chemicals in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities Exchange and Commission rules and forms and is accumulated and communicated to NOVA Chemicals’ management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

71	Management’s Discussion & Analysis

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in NOVA Chemicals’ internal control over financial reporting during the year ended Dec. 31, 2008, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information relating to NOVA Chemicals, including its Annual Information Form, is filed with Canadian securities administrators and can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. This same information is filed with the U.S. Securities and Exchange Commission and can be accessed via its Electronic Data Gathering, Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml.

TRADEMARK INFORMATION

is a registered trademark of NOVA Brands Ltd.; authorized use/utilization autorisée.

Advanced SCLAIRTECH™ and SCLAIRTECH™ are trademarks of NOVA Chemicals.

SURPASS® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere.

SCLAIR® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere; authorized use/utilisation autorissée.

ARCEL® and DYLARK® are registered trademarks of NOVA Chemicals Inc.

NAS® and ZYLAR® are registered trademarks of INEOS NOVA.

Elemix® and NOVACAT® are trademarks of NOVA Chemicals Inc.

NOVAPOL® is a registered trademark of NOVA Brands Ltd.; authorized use/utilisation autorisée.

Responsible Care® is a registered trademark of the Canadian Chemical Producers’ Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council, Inc. (ACC) in the United States.

Management’s Discussion & Analysis	72